Exhibit d

Province of Saskatchewan

Current Description

November 2003

[MAP]

        In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On November 19, 2003, the noon buying rate in New York City for Canadian dollars (“$”), as reported by the Federal Reserve Bank of New York, was $1.3040 = 1.00 United States dollar (“U.S. $”).

        Tonnes as used in this document refers to metric tons. One tonne is equivalent to 1.102311 short tons.

        In this document, the financial transactions of the general fund of the Government are recorded under the General Revenue Fund. (Refer to page 17 for further information.)

        The Government uses accrual accounting. The accrual accounting method recognizes financial transactions at the time they occur, regardless of whether any cash is received or paid. This method of accounting provides a complete picture of the total financial obligations resulting from decisions made during the year. The General Revenue Fund follows the accrual method except for defined benefit pension plan costs and receipts from the federal government for corporate and personal income taxes. Expenditures include the cost of tangible capital assets and inventories received during the year.

The Canadian Dollar

        Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by market forces without intervention except as required to maintain orderly conditions.

        Recent high and low exchange rates for the Canadian dollar in terms of United States cents are as follows:

	1998	1999	2000	2001	2002	2003*
High	71.05	69.29	69.73	66.95	66.18	76.80
Low	63.43	65.37	64.13	62.42	61.99	63.38

Source: Bank of Canada – noon rate.
* First ten months only.

PROVINCE OF SASKATCHEWAN

Summary Economic and Financial Statistics

        The following information is qualified in its entirety by the more detailed information contained in this document. See also “General Revenue Fund Supplementary Financial Information — Government of the Province of Saskatchewan, General Revenue Fund Statement of Financial Assets, Liabilities and Accumulated Deficit” commencing on page 32 for a discussion of the Provincial Auditor’s report accompanying the General Revenue Fund’s financial statements as at March 31, 2003, and for the year then ended.

	Calendar Year Ended December 31					Compound Annual
	1998	1999	2000	2001	2002	Growth Rate 1998-2002
	(Millions)
Economy
Gross Domestic Product at Current
Market Prices	$29,567	$30,434	$33,750	$33,593	$34,703	4.1%
Farm Cash Receipts	$5,598	$5,533	$5,718	$6,503	$6,156	2.4
Mineral Sales	$4,776	$6,116	$8,611	$7,528	$8,166	14.4
Manufacturing Shipments	$6,080	$6,576	$7,490	$7,145	$7,239	4.5
Exports	$18,951	$19,925	$23,247	$22,960	$23,093	5.1
Personal Income	$21,563	$22,404	$23,115	$23,650	$23,681	2.4
Population at July 1 (Thousands)	1,018	1,015	1,008	1,000	995	(0.5)
Unemployment Rate	5.7%	6.1%	5.2%	5.8%	5.7%	N/A
Change in Consumer Price Index [1]	1.4%	1.7%	2.6%	3.1%	2.7%	N/A

1 1992 = 100
N/A = not applicable

	Fiscal Year Ended March 31
	1999	2000	2001	2002	2003	Estimate 2004
	(millions)
Government Finances - General Revenue Fund
Budgetary surplus (deficit)[1]	$28	$83	$58	$1	$1	$0
Add (deduct) non-cash items
Amortization of foreign exchange gains and losses	9	6	14	17	10	11
Loss (gain) on loans and investments	2	1	(1)	0	2	2
Net change in non-cash operating activities	2	(223)	(102)	(127)	114	(215)
Earnings retained in sinking funds	(27)	(23)	(36)	(35)	(51)	(43)
Investing Activities
Cash provided by (used for) investing activities	506	87	125	(62)	(7)	(166)
Cash Provided (Required)	$520	$(69)	$58	$(206)	$69	$(411)

1   For information concerning the adverse effect on the reported budgetary surplus (deficit) of certain adjustments that are required in the opinion of the Provincial Auditor, see Notes 1-7 to the Government of the Province of Saskatchewan, General Revenue Fund Statement of Financial Assets, Liabilities and Accumulated Deficit for the five years ended March 31, 2003, under “General Revenue Fund Supplementary Financial Information,” commencing on page 32.

	Fiscal Year Ended March 31
	1999	2000	2001	2002	2003
	(Millions)
Debt - General Revenue Fund
Gross Debt	$12,108	$11,868	$11,761	$12,087	$12,334
Less: Equity in Sinking Funds	(1,026)	(997)	(877)	(917)	(886)
Guaranteed Debt	427	349	312	261	184
Total General Revenue Fund Debt	$11,509	$11,220	$11,196	$11,431	$11,632

        In this document statistics for the economy of the Province are set forth on a calendar year basis at current market prices, except as otherwise indicated. Economic statistics for recent years frequently are preliminary estimates, which are subject to adjustment. Financial statistics and information for the Government’s General Revenue Fund are set forth on a fiscal year basis of April 1 to March 31 of the following year, unless otherwise noted. Financial statistics and information for provincial Crown corporations are set forth on a fiscal year basis of January 1 to December 31 of the same year, unless otherwise noted. In this document, compound annual growth rates assume the first year as the base and are computed by distributing the aggregate amounts of growth during the period.

PROVINCE OF SASKATCHEWAN

Introduction

        The Province of Saskatchewan (“Saskatchewan” or the “Province”) was established as a province of Canada in 1905. Saskatchewan is centrally located in Western Canada and is bordered by the provinces of Manitoba to the east and Alberta to the west. The Province shares its 650 kilometre southern border with the American states of North Dakota and Montana and its 450 kilometre northern border with the Northwest Territories of Canada. With a 1,250 kilometre distance from north to south, Saskatchewan covers an area of 652,330 square kilometres.

        The sparsely populated northern third of the Province is part of Canada’s Precambrian Shield and consists of forests, rivers and thousands of fresh water lakes. A sizeable commercial forest region is located across the entire central part of Saskatchewan. The southern half of the Province is part of the great continental plain of North America, consisting of a mixed agricultural and parkland area merging southward into open plains, a grain-growing region where the majority of the Province’s population resides. About one-half of all of Canada’s cultivated farm land is located in Saskatchewan.

        The population of Saskatchewan was approximately 994,843 on July 1, 2003, compared with approximately 995,490 on July 1, 2002, and 1,003,956 on July 1, 1992. The Province’s two largest urban areas are the cities of Regina, the capital of Saskatchewan, with a population of approximately 197,027 on July 1, 2002, and Saskatoon, with a population of approximately 231,834 as of the same date.

        The climate of Saskatchewan is generally dry with temperatures varying markedly between very distinct seasons. The following table sets forth statistics on Saskatchewan’s population, area and climate.

Saskatchewan Statistics

Population
    994,843 (July 1, 2003)

Major Urban Centres
    Regina
   o Capital of Saskatchewan
   o 197,027 (July 1, 2002)
    Saskatoon
   o Centre for Saskatchewan's
       resource-based and advanced
       technology industries
   o 231,834 (July 1, 2002)

Population Density
    1 person per 0.66 square
    kilometre (0.25 per square mile)

Mean Temperatures Range (Regina)
    January     -11 to -22 degrees Celsius
    July            26 to 12 degrees Celsius

Mean Precipitation (Regina)
    January      15 millimetres
    July            59 millimetres
Year 364 millimetres	Area
    Land:
   o 570,700 square kilometres
               (220,350 square miles)
    Fresh Water:
   o 81,630 square kilometres
        (31,520 square miles)
    Total:
   o 652,330 square kilometres
        (251,870 square miles)
    Farm Land:
   o 268,655 square kilometres
        (103,730 square miles)
           Cultivated Farm Land:
   o 202,470 square kilometres
        (78,170 square miles)
    Commercial Forests:
   o 126,300 square kilometres
        (48,760 square miles)

Sources: Saskatchewan Bureau of Statistics, Statistics Canada.

Constitutional Framework of Canada

        Canada consists of a federation of ten provinces with a constitutional division of powers between the federal and provincial governments. Canada was established by the Constitution Act, 1867, an Act of the Parliament of the United Kingdom, and by later enactments including the Constitution Act, 1982, which transferred jurisdiction over the Constitution of Canada (the “Constitution”) from the United Kingdom to Canada.

        Various constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

        Under the Constitution, each provincial Legislature has exclusive authority to borrow money on the sole credit of that province and the authority to raise revenue for provincial purposes through direct taxation within its territorial limits. Legislatures can also raise revenue through taxation in respect of non-renewable natural resources, forestry resources and sites and facilities for electricity production and generation. Each province owns minerals and other resources on its provincial Crown lands and may own sub-surface resources on its other lands. Each province has the right to levy royalties on all lands and minerals which it owns. Each province has the legislative authority to regulate the exploration for and development, conservation and management of non-renewable natural resources, forestry resources and electricity generation. Each province also has legislative authority in the areas of education, health, social services, property and civil rights, natural resources, municipal institutions and generally all matters of a purely local or private nature.

        The Parliament of Canada is empowered to borrow money and to raise revenue by any mode or system of taxation. Parliament has legislative authority over, among other things, the federal public debt and federal property, the regulation of trade and commerce, currency and coinage, banks and banking, bankruptcy and insolvency, navigation and shipping, foreign affairs, defence, postal service and unemployment insurance. It also has authority over matters not assigned to the provincial legislatures.

Provincial Government

        The executive power in the Province of Saskatchewan is vested in the Lieutenant Governor acting upon the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council and the Governor General in turn is appointed by a commission under the Great Seal of Canada. The Executive Council, which includes the Premier and the Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor on the nomination of the leader of the political party which forms the Government. Members of the Executive Council hold seats in the Legislative Assembly.

        Saskatchewan’s Legislative Assembly has 58 seats and is elected for a term of five years, subject to earlier dissolution by the Lieutenant Governor acting in accordance with constitutional principles. The Legislative Assembly is usually dissolved by the Lieutenant Governor on the recommendation of the Premier. The most recent Provincial election was held on November 5, 2003, and resulted in a majority for the New Democratic Party as the Government of Saskatchewan. The representation in the Legislative Assembly at November 5, 2003 was as follows: New Democratic Party, 30 seats and Saskatchewan Party, 28 seats.

OVERVIEW OF THE ECONOMY

Introduction

        Saskatchewan has a modern, open and diversified economy. Approximately two-thirds of the total value of all goods and services produced in the Province are exported. Major exports include grains, oilseeds, crude oil, potash, natural gas, uranium and manufactured goods. While many of the goods and service producing industries are directly or indirectly related to agriculture and natural resources, the Provincial economy continues to diversify into information age activities such as high technology, bio-technology and financial and other services. The Province’s abundance of renewable and non-renewable resources has made it the largest producer of wheat, second largest producer of crude oil and third largest natural gas producer in Canada. Saskatchewan is also one of the world’s leading suppliers of potash and uranium.

        Saskatchewan’s economy contracted at an annual real rate of 2.1 per cent in 2002 largely due to the drought. Canada’s real Gross Domestic Product (“GDP”) increased by 3.3 per cent in the same year.

        Mining is the largest sector among Saskatchewan’s goods-producing industries. The dominant mineral products of the Province include crude oil, potash, natural gas and uranium. The number of oil wells drilled decreased by 14.9 per cent in 2002. The number of natural gas wells drilled increased by 34.2 per cent in the same year. The value of oil and potash sales increased by 25.4 per cent and 5.0 per cent, respectively, in 2002. The value of natural gas sales decreased by 28.6 per cent in the same year.

        Agriculture is the second largest sector among Saskatchewan’s goods producing industries. Saskatchewan farmers harvested 14.1 million tonnes of the major grains and oilseeds in 2002, about 28.9 per cent less than the harvest in 2001. Saskatchewan farm cash receipts amounted to $6.2 billion in 2002, down 5.3 per cent from 2001. Realized net farm income, which is the income left with farmers after deducting operating expenses and depreciation costs from farm cash receipts, decreased from $917.0 million in 2001 to $483.0 million in 2002.

        Manufacturing is also an important sector of the Saskatchewan economy with food processing, farm machinery, chemical products and high technology being the main components of this sector. In 2002, Saskatchewan’s manufacturing shipments increased by 1.3 per cent.

        Saskatchewan’s employment level increased by 2.2 per cent or 9,700 jobs in 2002. In Canada, employment increased by 2.2 per cent or 335,300 jobs in 2002.

        Saskatchewan’s unemployment rate averaged 5.8 per cent in 2001 and 5.7 per cent in 2002. The national unemployment rate averaged 7.2 per cent in 2001 and 7.6 per cent in 2002.

        The inflation rate of the Province, as measured by the rate of increase in the Consumer Price Index, was 3.1 per cent in 2001 and 2.7 per cent in 2002 compared to Canada’s inflation rates of 2.5 per cent and 2.2 per cent, respectively.

        The following table sets forth a summary of economic indicators for Saskatchewan and for Canada for the five years ended December 31, 2002.

Summary of Economic Indicators
	Calendar Year Ended December 31					Compound Annual
	1998	1999	2000	2001	2002	Growth Rate 1998-2002
Gross Domestic Product - Saskatchewan
Current Market Prices (Millions)	$29,567	$30,434	$33,750	$33,593	$34,703	4.1%
Annual Rate of Change	0.9%	2.9%	10.9%	(0.5)%	3.3%	N/A
Per Capita	$29,059	$29,992	$33,490	$33,588	$34,861	4.7%
Chained 1997 Prices (Millions)	$30,069	$30,226	$31,256	$31,098	$30,455	0.3%
Annual Rate of Change	2.6%	0.5%	3.4%	(0.5)%	(2.1)%	N/A
Per Capita	$29,552	$29,788	$31,015	$31,093	$30,593	0.9%

Gross Domestic Product - Canada
Current Market Prices (Millions)	$914,973	$982,441	$1,075,566	$1,107,459	$1,154,949	6.0%
Annual Rate of Change	3.7%	7.4%	9.5%	3.0%	4.3%	N/A
Per Capita	$30,340	$32,313	$35,047	$35,700	$36,827	5.0%
Chained 1997 Prices (Millions)	$918,910	$969,750	$1,020,786	$1,040,388	$1,074,516	4.0%
Annual Rate of Change	4.1%	5.5%	5.3%	1.9%	3.3%	N/A
Per Capita	$30,471	$31,896	$33,262	$33,538	$34,262	3.0%

Consumer Price Index [1]
(Annual Percentage Change)
Saskatchewan	1.4%	1.7%	2.6%	3.1%	2.7%	N/A
Canada	0.9%	1.7%	2.7%	2.5%	2.2%	N/A

Population(July 1)(Thousands)
Saskatchewan	1,018	1,015	1,008	1,000	995	(0.5)%
Canada	30,157	30,404	30,689	31,021	31,362	1.0%

Unemployment Rate
Saskatchewan	5.7%	6.1%	5.2%	5.8%	5.7%	N/A
Canada	8.3%	7.6%	6.8%	7.2%	7.6%	N/A

1 1992 = 100
N/A = not applicable
Sources: Saskatchewan Bureau of Statistics, Statistics Canada

Gross Domestic Product

        Saskatchewan’s real GDP measured in chained 1997 dollars increased at a compound average annual rate of 0.3 per cent in the period from 1998 to 2002. Measured in current market prices, Saskatchewan’s GDP grew at a compound average annual rate of 4.1 per cent in the same period. In 2002, Saskatchewan’s real GDP decreased by 2.1 per cent.

        The following table sets forth the composition of the Province’s GDP both at current market prices and in chained 1997 dollars for the five years ended December 31, 2002.

Gross Domestic Product
	Year Ended December 31					Compound Annual
	1998	1999	2000	2001	2002	Growth Rate 1998-2002
	(Millions)
Gross Domestic Product
Current Market Prices
Personal Expenditure on Goods
and Services	$16,422	$16,909	$17,705	$18,299	$19,084	3.8%
Government Expenditure on Goods
and Services	6,237	6,368	6,645	6,868	7,222	3.7%
Gross Fixed Capital Formation	7,070	7,266	7,352	7,397	7,166	0.3%
Value of Physical Change in Inventories:
Non-Farm	719	104	374	245	118	N/A
Farm Inventories and Grain in
Commercial Channels	(280)	235	133	(783)	(676)	N/A
Exports of Goods and Services	18,951	19,925	23,247	22,960	23,093	5.1%
Less: Imports of Goods and Services	19,480	20,512	21,549	21,211	21,279	2.2%
Residual Error and Adjustment	(72)	138	(157)	(183)	(24)	N/A
Total	$29,567	$30,434	$33,750	$33,593	$34,703	4.1%
Gross Domestic Product
Chained 1997 Dollars
Personal Expenditure on Goods
and Services	$16,200	$16,472	$16,894	$17,097	$17,360	1.7%
Government Expenditure on Goods
and Services	6,115	6,077	6,155	6,284	6,448	1.3%
Gross Fixed Capital Formation	6,919	7,127	7,209	7,139	6,811	(0.4)%
Value of Physical Change in Inventories:
Non-Farm	527	37	271	179	24	N/A
Farm Inventories and Grain in
Commercial Channels	11	714	342	(755)	(309)	N/A
Exports of Goods and Services	19,598	19,632	20,624	20,672	19,499	(0.1)%
Less: Imports of Goods and Services	19,239	19,965	20,092	19,431	19,434	0.3%
Residual Error and Adjustment	(75)	137	(147)	(171)	(21)	N/A
Total	$30,069	$30,226	$31,256	$31,098	$30,455	0.3%

N/A — not applicable
Note:        Components may not add due to rounding.
Source:     Saskatchewan Bureau of Statistics

Capital Expenditure

        Gross fixed capital formation increased at a compound average annual rate of 0.3 per cent over the period from 1998 to 2002. Investment in communication and utilities increased by 14.1 per cent; manufacturing 13.5 per cent and institutions 13.1 per cent. Investment in transportation and warehousing, agriculture and public administration decreased during the period.

        The following table sets forth information on Saskatchewan’s gross fixed capital formation for the five years ended December 31, 2002.

Gross Fixed Capital Formation
	Year Ended December 31					Compound Annual
	1998	1999	2000	2001	2002	Growth Rate 1998-2002
	(Millions)
Agriculture[1]	$1,083	$803	$789	$965	$944	(3.4)%
Mining[2]	1,574	1,388	2,021	1,823	1,533	(0.7)
Construction	93	100	90	92	91	(0.5)
Manufacturing	413	374	546	456	685	13.5
Transportation - Warehousing	1,004	1,302	651	345	343	(23.5)
Information and Cultural Services	254	295	274	270	292	3.5
Communication and Utilities	283	399	326	615	480	14.1
Retail and Wholesale Trade	271	326	305	313	263	(0.7)
Finance and Insurance3	1,231	1,440	1,495	1,417	1,523	5.5
Commercial Services	174	147	157	220	201	3.7
Institutions	221	288	307	413	362	13.1
Public Administration	468	403	394	469	451	(0.9)
Total	$7,069	$7,265	$7,355	$7,398	$7,168	0.3%

1   Includes forestry, fishing, trapping and hunting.
2  Includes oil, potash, uranium, natural gas and other minerals.
3  Includes real estate and other services not shown above.
Components will not add to total.
Source: Saskatchewan Bureau of Statistics

Exports and Imports

        Grains, crude oil, manufactured goods and potash are Saskatchewan’s principal exports, accounting for 12.7 per cent, 18.8 per cent, 12.4 per cent and 7.3 per cent, respectively, of total exports in 2002. For the five years ended December 31, 2002, total exports increased by an average of 5.1 per cent per year while imports increased by an average of 2.2 per cent per year.

        The following table sets forth details of Saskatchewan’s exports and imports at current market prices for the five years ended December 31, 2002.

Trade with the Rest of Canada and Abroad
	Year Ended December 31					Compound Annual
	1998	1999	2000	2001	2002	Growth Rate 1998-2002
	(Millions)
Exports
Grain	$3,637	$3,078	$2,891	$3,589	2,925	(5.3)%
Crude Oil	1,904	2,898	4,901	3,598	4,330	22.8
Potash	1,611	1,627	1,696	1,601	1,682	1.1
Manufactured Goods to the
Rest of Canada	2,591	2,578	2,463	2,556	2,871	2.6
Other	9,209	9,743	11,296	11,616	11,285	5.2
Total Exports	$18,951	$19,925	$23,247	$22,960	$23,093	5.1%

Imports
Crude Oil	$188	$199	$395	$339	333	15.5%
Manufactured Goods from the
Rest of Canada	5,179	4,648	4,674	4,786	4,873	(1.5)
Other	14,114	15,666	16,480	16,086	16,072	3.3
Total Imports	$19,480	$20,512	$21,549	$21,211	$21,279	2.2%

Source: Saskatchewan Bureau of Statistics

Labour Force and Employment

        Saskatchewan’s unemployment rate remained well below the national unemployment rate in 2002. The national unemployment rate stood at 7.6 per cent in 2002, while Saskatchewan’s unemployment rate was 5.7 per cent in the same year.

        In the first nine months of 2003, Saskatchewan’s seasonally adjusted unemployment rate has averaged 5.6 per cent, compared to the national average unemployment rate of 7.7 per cent over the same period.

        The following table sets forth selected labour force statistics for Saskatchewan and Canada for the five years ended December 31, 2002.

Labour Force Statistics
	Year Ended December 31					Compound Annual
	1998	1999	2000	2001	2002	Growth Rate 1998-2002
	(Thousands, Except Percentages)
Labour Force
Saskatchewan	505	511	512	502	511	0.3%
Canada	15,418	15,721	15,999	16,246	16,689	2.0%

Employed
Saskatchewan	476	480	485	472	482	0.3%
Canada	14,140	14,531	14,910	15,077	15,412	2.2%

Unemployed
Saskatchewan	29	31	27	29	29	0.0%
Canada	1,278	1,190	1,089	1,169	1,277	0.0%

Unemployment Rate
Saskatchewan	5.7%	6.1%	5.2%	5.8%	5.7%	N/A
Canada	8.3%	7.6%	6.8%	7.2%	7.6%	N/A

Participation Rate
Saskatchewan	66.6%	67.0%	67.0%	65.9%	67.3%	N/A
Canada	65.1%	65.6%	65.9%	66.0%	66.9%	N/A

N/A — Not applicable
Source:   Statistics Canada.

        Approximately 6,000 net new jobs were created in the Province in the period from 1998 to 2002. Construction, transportation, communication and utilities, wholesale and retail trade, finance and business & community services were the leaders in terms of job creation during the period in review.

        The following table sets forth selected statistics of employment by industry for the Province.

Employment by Industry
	Year Ended December 31					Compound Annual
	1998	1999	2000	2001	2002	Growth Rate 1998-2002
	(Thousands)
Goods-Producing Industries
Agriculture	72	68	62	51	51	(8.2)%
Mining	16	13	16	18	16	(0.1)
Construction	22	24	24	25	26	3.3
Manufacturing	30	28	29	30	29	(0.8)
Subtotal	140	133	131	124	122	(3.5)

Service Industries
Transportation, Communication,
Utilities and Storage	27	29	32	30	29	1.6
Wholesale and Retail Trade	74	77	76	73	78	1.5
Finance, Insurance and Real Estate	25	25	27	27	28	2.1
Business and Community Services	181	191	193	191	199	2.4
Public Administration	29	27	27	28	27	(1.5)
Subtotal	336	347	354	349	360	1.8
Total	476	480	485	472	482	0.3%

Note:    Components may not add due to rounding.
Source:  Saskatchewan Bureau of Statistics

Personal Income

        Saskatchewan personal income increased at a compound average annual rate of 2.4 per cent over the period from 1998 to 2002. The following table sets forth personal income for Saskatchewan for the five years ended December 31, 2002.

Personal Income
	Year Ended December 31					Compound Annual
	1998	1999	2000	2001	2002	Growth Rate 1998-2002
	(Millions)
Wages, Salaries and Supplementary
Labour Income	$12,655	$13,008	$13,566	$13,953	$14,371	3.2%
Net Income Received by Farm Operators
from Farm Production	174	357	205	167	(196)	N/A
Net Income of Non-Farm Unincorporated
Business[1]	1,742	1,797	1,835	1,898	2,053	4.2
Interest, Dividends and Miscellaneous
Investment Income	3,043	3,149	3,295	3,306	2,969	(0.6)
Others	3,949	4,093	4,214	4,326	4,484	3.2
Total	$21,563	$22,404	$23,115	$23,650	$23,681	2.4%

1   Includes rent.
    Source: Saskatchewan Bureau of Statistics.

Economic Structure

        The following table sets forth Saskatchewan’s GDP at factor cost by industry for the four years ended December 31, 2002.

Gross Domestic Product at Factor Cost by Industry in Millions of 1997 Dollars
	Year Ended December 31					Per Cent	Compound Annual
	1998	1999	2000	2001	2002	of 2002 Total	Growth Rate 1998-2002
	(Millions)
Goods-Producing Industries
Agriculture, forestry, fishing
and hunting	$2,714	$2,945	$2,850	$2,227	$1,742	6.2%	(10.5)%
Mining[1]	4,374	3,739	4,219	4,240	4,006	14.2%	(2.2)%
Manufacturing	1,897	1,960	2,077	2,003	2,054	7.3%	2.0%
Construction	1,513	1,519	1,388	1,297	1,239	4.4%	(4.9)%
Subtotal	$10,498	$10,164	$10,534	$9,768	$9,040	32.2%	(3.7)%
Services Industries
Information and Cultural
Services	$788	$847	$909	$963	1,009	3.6%	6.4%
Finance, Insurance and
Real Estate	4,477	4,594	4,683	4,704	4,843	17.2%	2.0%
Wholesale and Retail Trade	2,870	2,973	3,156	3,193	3,245	11.5%	3.1%
Transportation	1,594	1,674	1,718	1,695	1,626	5.8%	0.5%
Communication and Utilities	830	848	878	871	860	3.1%	0.9%
Commercial Services	2,346	2,390	2,438	2,483	2,517	9.0%	1.8%
Institutions	3,085	3,157	3,211	3,237	3,283	11.7%	1.6%
Public Administration	1,545	1,601	1,637	1,662	1,693	6.0%	2.3%
Subtotal	$17,534	$18,083	$18,631	$18,808	$19,074	67.8%	2.1%
Gross Domestic Product at
Factor Cost	$28,032	$28,247	$29,165	$28,576	$28,114	100.0%	0.1%

1 Includes oil, potash, uranium, natural gas and other minerals.
Note:      Components may not add due to rounding. GDP at factor cost and GDP at market prices differ by the amount of "indirect taxes net of subsidies."
Source:   Statistics Canada.

Agriculture

        Based on the 2001 Census of Agriculture, Saskatchewan has 50,598 farms with an average size of 1,283 acres. With slightly less than half of the total land area of the Province utilized for farming, the Province has approximately half of the cultivated farm land in all of Canada.

        Historically, wheat has been Saskatchewan’s largest single grain crop in terms of volume and value. Between 1993 and 2002, wheat accounted for 38.1 per cent of all crops grown in the Province and represented over half of all the wheat grown in Canada. In 2002, wheat’s share accounted for 30.8 per cent of the total Saskatchewan crop harvest. Other major grains and oilseeds such as durum, barley and canola accounted for 46.5 per cent of total crop production in 2002. Specialty crops such as mustard, lentils and peas accounted for 11.3 per cent of the total harvest in 2002.

	Crop Production
	Calendar Year Ended December 31										1993 to 2002 10 year
	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	Average
	(Millions of Tonnes)
Wheat	12.3	8.4	9.0	12.8	9.6	7.9	10.4	8.7	7.4	4.3	9.1
Durum	2.7	3.7	3.7	3.8	3.5	4.7	3.4	4.8	2.5	2.8	3.6
Barley	4.2	3.9	4.4	5.4	4.4	4.3	4.9	5.3	3.7	2.4	4.3
Canola	2.4	3.2	2.6	2.2	2.7	3.2	4.0	3.4	2.1	1.3	2.7
Specialty Crops[1]	1.2	1.8	1.6	1.6	1.8	2.5	2.8	3.3	2.1	1.6	2.0
Other[2]	1.6	2.2	1.9	2.5	2.1	2.7	2.7	2.4	2.0	1.6	2.2
Total	24.5	23.2	23.2	28.2	24.1	25.3	28.2	27.8	19.7	14.1	23.8

1   Includes mustard, sunflowers, lentils, field peas and canary seed.
2   Includes oats, fall rye, spring rye, flax and mixed grain.
Source: Statistics Canada.

        Livestock production is also important in Saskatchewan. Approximately one-quarter of the total Canadian beef cattle herd is located in the Province. Other livestock raised in Saskatchewan include hogs, sheep, lambs, poultry and dairy cattle.

        Farm cash receipts from crop production totalled $3.5 billion in 2002, with wheat and durum accounting for $1.5 billion, or 43.7 per cent, of the year’s total cash receipts from crop sales. Farm cash receipts from the sale of livestock and livestock products amounted to $1.6 billion in 2002, with cattle and calves accounting for $1.1 billion, or 68.1 per cent, of the year’s total cash receipts from livestock sales.

        The following table sets forth Saskatchewan’s farm cash receipts for the five years ended December 31, 2002.

Farm Cash Receipts
	Year Ended December 31					Compound Annual
	1998	1999	2000	2001	2002	Growth Rate 1998-2002
	(Millions)
Crops
Wheat and Durum	$1,871	$1,604	$1,520	$1,805	1,548	(4.6)%
Canola	1,119	784	657	749	648	(12.8)
Barley	281	251	282	371	249	(3.0)
Other Crops[1]	852	1,028	915	862	1,098	6.5
Subtotal	$4,123	$3,667	$3,373	$3,787	$3,543	(3.7)

Livestock - Livestock Products
Cattle and Calves	$858	$995	$1,088	$1,146	1,096	6.3
Hogs	141	145	215	259	213	10.8
Other Livestock and Livestock Products[2]	240	250	265	291	301	5.8
Subtotal	$1,239	$1,390	$1,568	$1,696	$1,610	6.8

Supplementary, Deficiency, Stablization,
Insurance and Other Payments	$236	$476	$777	$1,020	1,004	43.6

Total Farm Cash Receipts	$5,598	$5,533	$5,718	$6,503	$6,156	2.4%

1    Includes net deferments.
2    Includes sheep, lambs, dairy products, poultry, eggs and other livestock products.
Note:      Components may not add due to rounding.
Source: Statistics Canada.

        Total farm revenue is made up of three components: crop receipts, livestock receipts and government program payments. Crop receipts amounted to $3.5 billion in 2002, down 6.4 per cent from 2001. Farm cash receipts from livestock sales amounted to $1.6 billion in the same year, down 5.1 per cent from 2001. Government payments in 2002 amounted to $1.0 billion compared with the $1.0 billion provided by both the federal and provincial governments to farmers in 2001.

        Saskatchewan’s 2002 realized net farm income amounted to $483.0 million, down $434.0 million from the 2001 amount of $917.0 million. Realized net farm income is the result of deducting farm operating expenses and depreciation cost from farm cash receipts.

        Realized net farm income and net income received by farm operators are two different measures of farm income. The latter is derived by adding the value of farm inventory change to, and subtracting farm corporation profits from, realized net farm income.

Mining and Petroleum/Natural Gas

        In 2002, the total value of mineral sales amounted to $8.2 billion, an increase of 8.5 per cent from the prior year. Crude oil, natural gas and potash accounted for about 89.4 per cent of the total value of mineral sales in 2002.

        In the first six months of 2003, total sales of crude oil amounted to $2.6 billion, an increase of 20.0 per cent from the comparable period in 2002. Sales of natural gas increased by 98.5 per cent for the first six months of 2003.

        The following table sets forth Saskatchewan’s value and volume of mineral sales for the five years ended December 31, 2002.

Mineral Sales
	Year Ended December 31					Compound Annual
	1998	1999	2000	2001	2002	Growth Rate 1998-2002
	(Millions of Dollars Unless Otherwise Indicated)
Value of Mineral Sales
Oil	$1,979	$3,095	$5,078	$3,752	4,704	24.2%
Natural Gas	422	611	1,094	1,285	918	21.5%
Potash	1,611	1,632	1,696	1,601	1,681	1.1%
Sodium Sulphate	30	26	23	22	25	(4.9)%
Other	734	752	720	868	838	3.4%
Total	$4,776	$6,116	$8,611	$7,528	$8,166	14.4%

Volume of Mineral Sales
Oils (millions of barrels)	146	137	153	156	154	1.3%
Natural Gas (millions of cubic metres)	5,985	6,337	6,584	6,591	6,462	1.9%
Potash (thousands of tonnes)	8,014	7,974	8,584	7,773	8,115	0.3%
Sodium Sulphate (thousands of tonnes)	300	292	254	173	184	(11.5)%

Note:    Components may not add due to rounding.
Source: Saskatchewan Bureau of Statistics and Saskatchewan Energy and Mines.
Other includes Uranium, Gold, Silver, Sodium Sulphate, Cadmium, Selenium, Tellurium, Zinc, Copper, Salt, Coal, Sand and Gravel.

        Oil.        Saskatchewan is the second largest crude oil producing province in Canada. At December 31, 2002, remaining economically recoverable reserves in the Province were estimated at 1,152 million barrels of crude oil. This estimate is subject to change with price fluctuations and technological improvements.

        The volume of Saskatchewan oil sales increased at a compound annual rate of 1.3 per cent from 1998 to 2002 and the value of oil sales increased by 24.2 per cent in the same period.

        Saskatchewan crude oil production is of light, medium and heavy gravity. Approximately 15 to 20 per cent of Saskatchewan’s crude is sold within the Province (primarily to the NewGrade Upgrader, Husky Upgrader and Moose Jaw Asphalt plant) while 10 to 15 per cent is sold to refineries in Eastern Canada. The major market for Saskatchewan’s oil is the upper Midwest of the United States (approximately 65 to 75 per cent.)

        Both the NewGrade and Husky Upgraders are designed to produce an output of light synthetic crude oil from a feedstock of blended heavy crude oil. In 2002, NewGrade used approximately 20.1 million barrels of crude oil feedstock. During the same year, the Husky Upgrader used approximately 24 million barrels of blended heavy oil.

        In addition to local companies, a large number of multinational oil and gas companies are actively involved in exploration and development in the Province. From 1998 to the end of 2002, 8,418 oil wells were drilled in Saskatchewan, resulting in approximately $6.3 billion in expenditures on oil exploration and development in the Province. The oil industry has recently experienced success with deep drilling discoveries and is adopting technological improvements. For example, horizontal drilling and screw pump technology can significantly improve recovery rates and lower operating costs for many reservoirs in Saskatchewan. In 2002, 1,643 wells were drilled in the Province. A total of 1,222 oil wells have been drilled in the first eight months of 2003.

        Natural Gas.        The volume of Saskatchewan natural gas sales increased at a compound average annual rate of 1.9 per cent from 1998 to 2002, while the value of natural gas sales increased by 21.5 per cent in the same period. The natural gas industry in the Province invested approximately $801.0 million in the period from 1998 to 2002 exploring for and developing natural gas reserves. During this period, 6,162 natural gas wells were drilled.

        Potash.        Saskatchewan has ten potash mines that produce potash from massive reserves located in southern Saskatchewan. By conservative estimates, Saskatchewan could supply world demand at current levels for several hundred years. Potash production in Saskatchewan is highly mechanized and relatively low-cost because of the regularity and thickness of deposits and the predictability of ore grades.

        In recent years, Saskatchewan potash production has accounted for about 31.0 per cent of the world’s output. Approximately 55.0 per cent of Saskatchewan’s potash production is exported to the United States. The value of Saskatchewan potash sales increased by 5.0 per cent to $1.7 billion in 2002. The Saskatchewan government recently implemented changes to the potash tax system to promote sales and investment by the potash industry. As a result of the tax changes, PCS announced an expansion project at its Rocanville mine in the Province.

    Uranium.        Saskatchewan is the world’s largest producer of uranium and possesses high grade, low cost uranium resources. In 2002, uranium was produced at four facilities (Cluff Lake, Key Lake-McArthur River, Rabbit Lake and McClean Lake) located in the northern part of Saskatchewan.

        Current and planned expansion of the Province’s uranium supply capability includes the McClean Lake, McArthur River and Rabbit Lake mines and the Midwest and Cigar Lake projects. Of the current mines, McClean Lake commenced production in June 1999, mining activities are currently suspended as the mill continues to process stockpiled ore. The McArthur River project began production in December 1999 with the ore being processed at the Key Lake mill, mining operations were suspended for three months in 2003 to correct a water inflow problem. The Rabbit Lake mine was restarted in July 2002 following a two-year shutdown. The Cluff Lake mine ceased production in December 2002 and is undergoing decommissioning. Of the future expansion projects, Cigar Lake and Midwest received initial environmental assessment approval in March 1998. Due to poor market conditions, Cigar Lake is now forecast to begin production in 2006, with Midwest currently delayed until 2009.

        Cameco Corporation (“Cameco”) was formed in 1988 by combining the assets of the Saskatchewan Mining Development Corporation, a Provincial Crown corporation, and Eldorado Nuclear Limited, a federal Crown corporation. Following treasury and secondary offerings in 1991 and additional secondary offerings in 1994 and 1996, the Government’s ownership in Cameco was reduced from the original 61.5 per cent to approximately 10.3 per cent at December 31, 1996 (fully diluted). Cameco offered 4 million common shares to the public in August 1997. The Government’s ownership interest was approximately 9.7 per cent at December 31, 2001. In February 2002, CIC sold the Government’s remaining interest in Cameco for net proceeds of $226.4 million and a gain on sale of $111.5 million (consolidated basis)1.

1 CIC Consolidated and CIC Non-Consolidated financial statements are prepared using different accounting policies for investments in share capital corporations (equity versus cost method). As a result, the carrying value of the investment in Cameco Corporation, and the resulting gain on sale, differ between CIC Consolidated and CIC Non-Consolidated.

Manufacturing

        The value of Saskatchewan’s manufacturing shipments reached $7.2 billion in 2002, up 1.3 per cent from 2001.

        Manufacturing activity has been traditionally based on agriculture. Food processing is the largest component of the manufacturing sector, accounting for about 25.2 per cent of total manufacturing activity in 2002. Saskatchewan’s manufacturing sector also produces farm machinery and chemical products. The further processing of primary products such as grain, livestock, forest products and oil is a growing component of Saskatchewan’s manufacturing sector.

        Saskatchewan’s high technology industry is centred in Saskatoon. Satellite control technology, telecommunications, data communications and agricultural biotechnology products are produced in the Province for domestic and international sale.

Value of Manufacturing Shipments
	Year Ended December 31					Compound Annual
	1998	1999	2000	2001	2002	Growth Rate 1998-2002
	(Millions)
Food Processing	$1,666	$1,629	$1,717	$1,766	1,825	2.3%
Chemicals and Chemical Products	562	520	537	589	630	2.9%
Electrical and Electronic	381	503	767	462	302	(5.6)%
Wood	314	380	334	309	430	8.2%
Metal Fabrication	316	389	443	445	416	7.1%
Non-Metallic Minerals	95	144	125	123	113	4.3%
Other	2,746	3,011	3,566	3,452	3,525	6.4%
Total	$6,080	$6,576	$7,490	$7,145	$7,239	4.5%

Note:     Components may not add due to rounding.
Source: Statistics Canada.

Service Industries

        The service industries form the largest component of the Province’s economy. Services contribute a substantial part of the Province’s economic growth and create the vast majority of jobs. Services accounted for approximately 74.8 per cent of total employment in the Province in 2002.

        This sector is comprised of six industries, namely: business, personal and community services; finance, insurance and real estate; wholesale and retail trade; transportation; communication and utilities; and, public administration.

        Of these, the biggest sector in terms of output share and employment is business, personal and community services. Output from the business, personal and community services sector accounts for one-fifth of the entire economy and approximately four out of ten jobs in the Province. This segment of the industry consists of:  education and related services; heath care institutions, including hospitals, nursing homes and welfare services; religious organizations; amusement and recreation services; business services such as management and business consultants and computer services; personal services; and, accommodation and food.

        Finance, insurance and real estate, which constitute a large component of the service-producing industries, represented 17.2 per cent of the entire Saskatchewan economy in 2002. This segment includes banks and other institutions delivering financial services, insurance carriers and agencies and real estate companies.

FINANCES OF THE GOVERNMENT

Introduction

        The Saskatchewan Government (“Government”) has general authority for the administration of provincial activities and functions within the Province. Responsibility for a variety of such activities and functions has been ceded to local government bodies and agencies under authority of a number of provincial statutes. Responsibilities of the Government not ceded to local government bodies are carried out directly by the Government and through a number of funds and provincial Crown corporations.

Funds

        The General Revenue Fund financial statements have been designed primarily to provide an accounting of the financial resources appropriated by the Saskatchewan Legislative Assembly. The General Revenue Fund is the general fund of the Government to which all public monies received are credited except where the Legislative Assembly has directed otherwise. Substantially all of the debt of the Government is incurred pursuant to The Financial Administration Act, 1993 and is repayable from the General Revenue Fund.

        The General Revenue Fund financial statements are not intended to be summary financial statements that provide a full accounting of the financial affairs and resources of all the entities for which the Government is responsible. Only those transactions pertaining to the receipt of money from or payment of money to the General Revenue Fund are reflected in these statements. The financial transactions of other Crown entities, such as provincial Crown corporations, agencies, boards, and commissions, are reported separately from the financial transactions of the General Revenue Fund. See the “Government of Saskatchewan Summary Financial Statements” contained within Exhibit (e) Volume 1 of the Public Accounts.

        A variety of special purpose and other funds are administered by the Government. Included within these funds are superannuation funds, funds held in trust for third parties under various arrangements and special purpose funds. The assets, liabilities and residual balances of these funds are maintained and reported separately from those of the General Revenue Fund.

        The General Revenue Fund’s fiscal year begins on April 1 and ends on March 31. Revenue is recorded on the accrual basis except for receipts from the federal government for corporate and personal income taxes. Expenditures are recorded on an accrual basis except for defined benefit pension plan costs. Expenditures include the cost of tangible capital assets and inventories received during the year.

        Each year the Minister of Finance presents a budget to the Legislative Assembly that provides estimates of the Government’s planned activities during the fiscal year for the General Revenue Fund. The estimates of expenditures in each fiscal year are voted by the Legislative Assembly, with the exception of those expenditures for which provision has been made previously by legislation, such as amounts required to service the debt of the Government.

        Following the close of each fiscal year, the Provincial Auditor examines the accounts of the Government and renders an opinion on the General Revenue Fund Financial Statements and the Summary Financial Statements included in the Public Accounts of the Government. In addition, the Provincial Auditor is required to make a report to the Legislative Assembly on the results of his examination.

General Revenue Fund Statement of Cash Requirements and Financing

        The following table summarizes cash requirements and financing of the General Revenue Fund for the five fiscal years ended March 31, 2003, and the Budget Estimate for fiscal year 2004.

General Revenue Fund Statement of Cash Requirements and Financing
	Fiscal Year Ended March 31
	1999	2000	2001	2002	2003	Estimated 2004
	(Millions)
Cash Requirements

Operating Activities
Revenue	$5,603	$5,856	$6,754	$6,059	$6,457	$6,228
Expenditures	5,575	5,773	5,921	6,338	6,374	6,621
Transfers (to) from Fiscal Stabilization Fund	--	--	(775)	280	(82)	393
Budgetary Surplus (Deficit)1	28	83	58	1	1	0
Add (deduct) non-cash items
Amortization of Foreign Exchange Gains and Losses	9	6	14	17	10	11
Loss on Loans and Investments	2	1	(1)	0	2	2
Net Change in Non-cash Operating Activities	2	(223)	(102)	(127)	114	(215)
Earnings Retained in Sinking Funds	(27)	(23)	(36)	(35)	(51)	(43)
Cash provided by (used for) Operating Activities	14	(156)	(67)	(144)	76	(245)

Investing Activities
Receipts	1,001	300	698	441	504	373
Disbursements	495	213	573	503	511	539
Cash (Required for) provided by
Investing Activities	506	87	125	(62)	(7)	(166)
Cash provided (Required)	$520	$(69)	$58	$(206)	$69	$(411)

Financing Activities
Proceeds from Debt	$674	$1,436	$1,940	$1,329	$844	1,244
Repayment of Debt	(1,356)	(1,580)	(2,238)	(1,028)	(405)	(604)
Proceeds from (Repayment of) Debt	(682)	(144)	(298)	301	439	640
Increase (Decrease) in deposits held	241	330	149	(326)	(285)	(393)
(Increase) Decrease in Cash and Temporary Investments	(79)	(117)	91	231	(223)	164
Total Financing	$(520)	$69	$(58)	$206	$(69)	$411

1 See Notes 1-7 commencing on page 32.

Fiscal Year 2003 Results

        On July 21, 2003, the Minister of Finance released the financial results for the General Revenue Fund for the fiscal year ended March 31, 2003.

        Total General Revenue Fund revenue of $6,456.7 million for the fiscal year ended March 31, 2003 increased by $397.6 million, or 6.6 per cent, from the previous fiscal year. The increase in revenue is due primarily to higher oil revenue, higher individual income tax revenue, a larger Crown Investments Corporation transfer and a higher Canada Health and Social Transfer from the federal government. These increases were offset by lower Equalization payments from the federal government. The General Revenue Fund expenses of $6,373.8 million increased by $35.9 million, or 0.6 per cent, over the previous year primarily due to increased spending in Health, to address costs related to collective agreements and enhancing medical programs, and in Environment, due to higher forest fire costs. The increases were partially offset by decreases in agriculture spending due to accounting for two years of the one-time Canadian Farm Income Program and the final year of other one-time agricultural programs in fiscal year 2002 and reductions in interest costs on the public debt. The increase in own-source revenue resulted in an $82.0 million transfer to the Fiscal Stabilization Fund from the General Revenue Fund. The General Revenue Fund surplus was $0.9 million for fiscal year 2003, compared to $1.1 million for fiscal year 2002.

Fiscal Year 2004 Budget Estimate

        On March 28, 2003, the Minister of Finance tabled the Budget Address and Estimates for the fiscal year ending March 31, 2004. The Budget Estimates for the General Revenue Fund for fiscal year 2004 (the “Budget”) project total revenue of $6,228.0 million, total expenses of $6,620.6 million, a transfer from the Fiscal Stabilization Fund (“FSF”) of $392.7 million and a budgetary surplus of $134,000. This is estimated to be the tenth consecutive surplus budget for the Province since fiscal year 1995. Net cash required for operations and investments for fiscal year 2003 is estimated to be $410.5 million.

        The 2003-04 Budget contained major funding increases for health, education and municipalities while at the same time meeting a three-year $900.0 million commitment to highways. Health received funding to accommodate expanded medical programs and support collective agreements. Learning received increased grant and operating funding for post-secondary institutions and funding to accommodate collective agreements. The 2002-03 Saskatchewan Budget increased the existing $10.0 million Corporation Capital Tax (“CCT”) basic exemption to $15.0 million, targeted at Saskatchewan-based businesses.  The 2003-04 Budget builds upon this incremental CCT exemption by expanding it to $17.5 million effective for taxation years commencing on or after January 1, 2004 and to $20.0 million for taxation years commencing on or after January 1, 2005.  The 2003-04 Budget also announced that Saskatchewan’s small business Corporation Income Tax rate is being reduced from the current 6.0 per cent to 5.5 per cent effective January 1, 2004 and to 5.0 per cent effective January 1, 2005.

Fiscal Year 2004 First Quarter Forecast

        On July 30, 2003, the Minister of Finance released the First Quarter Financial Report for the General Revenue Fund for the fiscal year ending March 31, 2004. The Report forecasts total revenue of $6,200.8 million, total expenses of $6,642.6 million, total transfers from the FSF of $441.9 million and a budgetary surplus of $0.1 million.

        The $27.2 million, or 0.4 per cent, decrease in revenue from that estimated in the Budget is primarily due to lower Equalization payments, partially offset by higher oil and natural gas revenue. Total expenses are forecast to increase by $22.0 million, or 0.3 per cent, from the Budget due primarily to higher forest fire management costs. The amount forecast to be transferred from the FSF during the year has been increased by $49.2 million.

General Revenue Fund Revenue

        The General Revenue Fund receives revenue from taxes, non-renewable resources, other provincial sources and other governments.

        The following table sets forth General Revenue Fund revenue by major sources for each of the previous five fiscal years ended March 31, 2003, and the Budget Estimate for fiscal year 2004. Also included is the percentage composition of major revenue sources for the Budget Estimate for fiscal year 2004.

General Revenue Fund Revenue [1]
	Fiscal Year Ended March 31						Percentage
	1999	2000	2001	2002	Actual 2003	Budget Estimate 2004	of Total Revenue 2004
	(Thousands)
Taxation
Corportion Capital	$232,618	$293,351	$342,242	$363,204	$379,093	$363,300	5.8%
Corporation Income	200,079	277,226	333,299	145,338	178,267	340,900	5.5
Individual Income	1,448,043	1,446,169	1,255,409	1,196,410	1,429,757	1,275,100	20.5
Sales	742,846	660,314	736,563	770,984	813,932	851,700	13.7
Fuel	354,597	369,010	345,136	353,765	331,512	350,400	5.6
Tobacco	122,681	123,866	122,012	120,049	158,472	167,100	2.7
Other	53,287	52,903	67,573	72,429	77,067	73,600	1.2
Total	3,154,151	3,222,839	3,202,234	3,022,179	3,368,100	3,422,100	55.0%

Non-Renewable Resources
Oil	304,501	640,097	799,049	555,337	862,318	490,100	7.9%
Potash	202,464	169,452	199,296	179,658	175,061	165,900	2.6
Natural Gas	65,944	91,784	239,305	129,067	152,728	119,100	1.9
Other Minerals	49,307	41,817	55,064	38,982	53,542	41,700	0.7
Total	622,216	943,150	1,292,714	903,044	1,243,649	816,800	13.1%

Transfers from Government
Entities and Other Revenues
Crown Investments Corporation	100,000	125,000	0	200,000	300,000	200,000	3.2%
Special Dividend	100,000	0	0	0	0	0	0
Liquor and Gaming Authority	330,000	1,016,212	315,710	328,680	346,000		5.5
Other Enterprises and Funds	21,828	35,516	39,175	45,627	63,811	54,200	0.9
Motor Vehicles Fees	108,076	113,300	113,844	117,898	116,964	122,200	2.0
Sales, Services, and Service Fees	92,030	89,327	73,735	75,094	72,268	77,500	1.2
Licences and Permits	36,789	46,446	42,011	41,100	42,350	42,200	0.7
Other Own-Source Revenue	76,476	72,529	101,514	101,336	120,063	92,300	1.5
Total	865,199	482,118	1,386,491	896,765	1,044,136	934,400	15.0%

Transfers from the
Federal Government
Equalization	441,944	541,598	175,247	492,017	(9,215)	172,300	2.8%
Canada Health and
Social Transfer	427,748	556,282	552,378	608,908	668,211	687,800	11.0
Other Federal Payments	91,641	110,945	144,539	136,161	141,824	194,600	3.1
Total	961,333	1,208,825	872,164	1,237,086	800,820	1,054,700	16.9%

Total General Revenue
Fund Revenue	$5,602,899	$5,856,932	$6,753,603	$6,059,074	$6,456,705	$6,228,000	100%

1  See "General Revenue Fund - Statement of Revenue, Expenditure and Accumulated Deficit" commencing on page 34.

        Total General Revenue Fund revenue for fiscal year 2003 increased by $397.6 million, or 6.6 per cent, from fiscal year 2002 to $6,456.7 million. Total General Revenue Fund revenue for fiscal year 2004 is estimated at $6,228.0 million, a decrease of $228.7 million, or 3.5 per cent, from fiscal year 2003 actual revenue.

        Taxation.    Provincial taxes include personal and corporate income taxes, corporate capital taxes and sales, tobacco, fuel and other taxes. Tax revenue is estimated to total $3,422.1 million, or 55.0 per cent, of total General Revenue Fund revenue for fiscal year 2004, an increase of $54.0 million, or 1.6 per cent, from fiscal year 2003 actual revenue. The increase is primarily due to higher expected corporation income tax and sales tax revenue partially offset by lower individual income tax revenue.

        Non-Renewable Resources.    Non-renewable resource revenue is collected by the Government in respect of the production of crude oil, natural gas, potash, uranium and other minerals. Non-renewable resource revenue is estimated to total $816.8 million, or 13.1 per cent, of General Revenue Fund revenue for fiscal year 2004, a decrease of $426.8 million, or 34.3 per cent, from fiscal year 2003. The decrease is primarily due to an anticipated reduction in oil and natural gas revenues associated with lower price forecasts.

        Transfers from Government Entities and Other Revenues.    Transfers from Government entities and other revenues include dividends from Provincial Crown Entities, motor vehicle fees, charges for services, licences and permits and others. These revenues of the Province are estimated at $934.4 million, or 15.0 per cent, of General Revenue Fund revenue for fiscal year 2004, a decrease of $109.7 million, or 10.5 per cent, from the prior year. The decrease is primarily due to a decrease in the Crown Investments Corporation of Saskatchewan (“CIC”) dividend transfer.

        Transfers from Crown Entities have been principally from CIC and the Saskatchewan Liquor and Gaming Authority (“SLGA”). The Government determines the timing and level of transfers from CIC to the extent of available income or surplus. The Budget Estimate includes a provision for a CIC transfer of $200.0 million in fiscal year 2004 as compared to $300.0 million in fiscal year 2003. The $300.0 million dividend in 2003 reflected the decision to take a portion of the deferred 2001 dividend. The transfer from the SLGA includes the net income for the year. In fiscal year 2004, this amount is estimated to be $346.0 million.

        Transfers from the Federal Government.   Transfers from the Government of Canada consist of payments made to the Province to assist in financing a number of programs. Transfer payments from the federal government amounted to $800.8 million in fiscal year 2003. These transfers are estimated to total $1,054.7 million, or 16.9 per cent, of General Revenue Fund revenue in fiscal year 2004, an increase of $253.9 million, or 31.7 per cent, from the prior year.

        One component of federal transfer payments to Saskatchewan is equalization which is made to those provinces that have a below average capacity to raise revenue based on a five-province standard. Equalization payments received by the Government in fiscal year 2003 totalled $(9.2) million and are estimated at $172.3 million for fiscal year 2004. For 2003-04, a decline in own-source revenues, primarily oil revenues, was forecast, resulting in an increase in Saskatchewan’s Equalization receipts.

        The federal government and the provinces completed a review in fiscal year 1999 of the arrangements under which equalization payments are made by the federal government to the provinces. In February 1999, the federal government announced a five-year renewal of equalization entitlements to fiscal year 2004, effective April 1, 1999. Another review is near completion, and changes will be introduced April 1, 2004.

        Unconditional federal transfer payments made under the Canada Health and Social Transfer (“CHST”) arrangements are authorized by the Federal-Provincial Fiscal Arrangements Act, 1977. The CHST is a federal program that provides “block funding” to all provinces in support of health care, post-secondary education and social assistance. There is no link between provincial expenditures and the CHST. The CHST is estimated to amount to $687.8 million for fiscal year 2004, an increase of $19.6 million, or 2.9 per cent, from the 2003 actual amount of $668.2 million. This increase relates to the federal government’s announcements to invest additional funds for the financing of provincial social programs through the CHST.

General Revenue Fund Expenditure

        The following table provides a breakdown of the General Revenue Fund expenditure on government programs and services for the five fiscal years ended March 31, 2003, and includes the Budget Estimate for fiscal year 2004.

General Revenue Fund Expenditure [1,2] (unaudited)
	Fiscal Year Ended March 31						Percentage
	1999	2000	2001	2002	2003	Budget Estimate 2004	of Total Expenditure 2004
	(Thousands)
Agriculture, Food and Rural
Revitalization	$328,140	$334,470	$217,682	$396,534	$311,970	$251,818	3.8%
Community Resources and
Employment	596,445	622,164	622,567	620,509	607,099	605,963	9.2
Environment	169,036	150,959	132,771	180,995	180,324	139,743	2.1
Finance	180,491	186,413	197,911	211,501	222,470	239,663	3.6
Servicing the Public Debt	744,724	696,089	664,092	616,811	611,394	650,000	9.8
Health	1,774,616	1,955,736	2,075,650	2,199,753	2,342,835	2,526,794	38.2
Highways and Transportation	232,347	235,857	273,307	309,306	294,492	296,192	4.5
Justice	167,328	170,295	167,299	174,185	184,284	190,947	2.9
Learning	980,097	992,858	1,070,216	1,093,420	1,085,613	1,165,416	17.6
Other Expenditures	401,813	428,612	499,417	534,962	533,364	554,030	8.3
Total	$5,575,037	$5,773,453	$5,920,912	$6,337,976	$6,373,845	$6,620,566	100.0%

1 See "General Revenue Fund - Statement of Revenue, Expenditure, and Accumulated Deficit" commencing on page 34.
2 Historical expenditures have been restated to reflect 2003 government organization.

        In fiscal year 2004, 71.0 per cent of the General Revenue Fund estimated total expenditure is for transfer payments to individuals (e.g., social assistance) or organizations such as school boards, health boards and municipalities for their operating, pension and capital requirements. Government organizations account for 14.1 per cent of the estimated expenditure, 3.0 per cent is for pension expenses and 2.1 per cent is for government owned assets and infrastructure (primarily highways). The remaining 9.8 per cent of the estimated total expenditure is for interest on the public debt. General Revenue Fund expenditures do not include the cost of servicing the debt incurred by the Government on behalf of Crown entities which are responsible for reimbursing the General Revenue Fund.

        Agriculture, Food and Rural Revitalization.     The department’s estimated total expenditure for fiscal year 2004 is $251.8 million, a decrease of $60.2 million, or 19.3 per cent, from fiscal year 2003 actual expenditure. The decrease is mainly attributable to the final year of Canadian Farm Income Program ("CFIP"), one-time drought assistance programs for livestock producers and higher contributions to crop insurance in fiscal year 2002. The decrease is partially offset by increased funding for participation in the Agricultural Policy Framework.

        Community Resources and Employment.     The department’s estimated total expenditure for fiscal year 2004 is $606.0 million, a decrease of $1.1 million, or 0.2 per cent, from fiscal year 2003 actual expenditure. The decrease reflects reduced funding for income support programs, largely offset by increased support for family, employment and childcare programs.

        Environment.     The department’s estimated total expenditure for fiscal year 2004 is $139.7 million, a decrease of $40.6 million, or 22.5 per cent, from fiscal year 2003 actual expenditure. The decrease reflects higher-than-expected forest fire fighting costs in fiscal year 2003 due to extremely dry conditions.

        Finance.     The department’s estimated total expenditure for fiscal year 2004 is $239.7 million, an increase of $17.2 million, or 7.7 per cent, from fiscal year 2003 actual expenditure due mainly to increased contributions for pension and benefit programs.

        Servicing the Public Debt.     Expenditure for servicing the public debt for fiscal year 2004 is estimated to be $650.0 million, an increase of $38.6 million, or 6.3 per cent, from fiscal year 2003 actual expenditure. The debt servicing expenditure is estimated to account for 9.8 per cent of the total General Revenue Fund expenditure for fiscal year 2004, up from 9.6 per cent in fiscal year 2003.

        Health.     The department’s estimated total expenditure for fiscal year 2004 is $2,526.8 million, an increase of $184.0 million, or 7.9 per cent, from fiscal year 2003 actual expenditure. The increase is due mainly to incremental funding for health authorities and provincial-based programs to manage collective agreements and implement obligations from the 2003 First Ministers’ Accord on Health Renewal such as primary care, home care, medical equipment and catastrophic drug coverage.

        Highways and Transportation.     The department’s estimated total expenditure for fiscal year 2004 is $296.2 million, an increase of $1.7 million, or 0.6 per cent, from fiscal year 2003.

        Justice.     The estimated total expenditure for fiscal year 2004 is $190.9 million, an increase of $6.7 million, or 3.6 per cent, from fiscal year 2003 actual expenditure due largely to increased funding for police and court services.

        Learning.     The department’s estimated total expenditure for fiscal year 2004 is $1,165.4 million, an increase of $79.8 million, or 7.4 per cent, from fiscal year 2003 actual expenditure. The increase largely reflects a return to expensing education capital in the year of acquisition and increased grant and operating funding to K-12 and post-secondary institutions.

        Other Expenditures.     The other category includes expenditures for industry and economic development, government relations and aboriginal affairs, departments serving central government functions and the final year of the four-year, $118.5 million Centenary Fund which is allocated for special infrastructure projects.

Transfers To/From The Fiscal Stabilization Fund

        The 2000-01 Budget established the Fiscal Stabilization Fund (the “FSF”) to safeguard the fiscal position of the Province from year to year. The FSF was established through legislation with an initial appropriation from the General Revenue Fund of $775.0 million in fiscal year 2001. Transfers from the FSF in fiscal year 2004 are estimated to be $392.7 million leaving an estimated balance of $184.3 million at the end of the year.

        The following table displays transfers to and from the FSF for the five fiscal years ended March 31, 2003. Transfers into the FSF are shown as a positive number and transfers from the FSF are shown as a negative number.

Transfers to (from) the Fiscal Stabilization Fund
	Fiscal Year Ended March 31
	1999		2000		2001	2002	2003	Budget Estimate 2004
	(Thousands)
Fiscal Stabilization Fund	$	N/A	$	N/A	$775,000	$(280,000)	$82,000	$(392,700)

General Revenue Fund Investing Activities

        Investing activities of the General Revenue Fund include loans to and investments in Crown entities, other organizations, individuals and agricultural land held for resale. Cash required for investing activities for fiscal year 2003 was $7.0 million as compared to $62.0 million required in fiscal year 2002. Cash required for investing activities for fiscal year 2004 is estimated at $166.0 million. The changes in 2003 and 2004 are related primarily to changes in loans to Crown corporations and in other loans.

Financing and Debt Management

        Saskatchewan’s financing activities involve the raising of funds through the issue and sale of Province of Saskatchewan securities, changes in deposits held and changes in cash and temporary investments. Funds raised are used to assist in the financing of the capital budgets of, and to provide a temporary credit facility for, Crown corporations as well as for general government purposes (which includes General Revenue Fund operations and other non-Crown corporation agencies). Crown corporations are responsible for reimbursing the General Revenue Fund for the costs of servicing the interest and principal associated with debt borrowed on their behalf. In addition to direct borrowing in the name of the Province, the Government provides loan guarantees for certain purposes such as bonds issued in the name of Crown corporations that are offered for sale to Saskatchewan residents.

        At March 31, 2003, gross debt of the General Revenue Fund amounted to $12,334.4 million as compared to $12,087.0 million at March 31, 2002. Approximately 31 per cent of the gross debt of the General Revenue Fund at March 31, 2003, was reimbursable from and was incurred for Crown corporations. Approximately 69 per cent of the General Revenue Fund gross debt at March 31, 2003, was incurred for general government purposes.

        Approximately 82 per cent of the gross debt of the General Revenue Fund was denominated in Canadian dollars while about 18 per cent was denominated in U.S. dollars at March 31, 2003. Included in the debt denominated in Canadian dollars are certain financing transactions that involved borrowing in foreign currencies and swapping or hedging the liability into Canadian dollars to eliminate the foreign exchange rate risk to the General Revenue Fund. (Foreign exchange adjustments resulted in a decrease in Gross Debt of $191.8 million at March 31, 2003, compared to an increase of $24.9 million at March 31, 2002).

        Securities issued and sold include Province of Saskatchewan promissory notes and debentures. At March 31, 2003, promissory notes and debentures outstanding were $397.5 million and $11,936.9 million, respectively. Promissory notes and debentures outstanding at March 31, 2002, were $402.0 million and $11,685.0 million, respectively.

        During fiscal year 2003, the Government issued and sold $621.9 million in debentures for general government purposes. During the same period, the Government redeemed outstanding debentures issued for general government purposes totalling $152.8 million and decreased promissory notes outstanding for general government purposes by $20.2 million.

        During the year, $221.9 million in debentures were issued and sold for the purposes of Crown corporations and promissory notes outstanding for Crown corporations increased by $15.7 million. Redemptions of debentures issued for Crown corporations amounted to $247.4 million during fiscal 2003.

        The Government’s sinking funds totalled $886.2 million at March 31, 2003. Contributions to the Government’s sinking funds amounted to $81.9 million in fiscal year 2003.

        The following table sets forth the total debt of the General Revenue Fund (including guarantees) for the five fiscal years ended March 31, 2003.

	Total Debt [1]
	At March 31
	1999	2000	2001	2002	2003
	(Thousands)
Promissory Notes
(for the purpose of)
Crown Corporations[2]	$59,275	$56,922	$295,134	$237,795	253,455
General Government Purposes[3]	160,725	303,078	337,966	164,205	144,045
Total[4]	220,000	360,000	633,100	402,000	397,500
Debentures
(for the purpose of)
Crown Corporations[2]	4,054,992	3,880,826	3,553,176	3,683,308	3,568,542
General Government Purposes[3,4]	7,833,320	7,627,072	7,574,789	8,001,698	8,368,330
Total	11,888,312	11,507,898	11,127,965	11,685,006	11,936,872
Gross Debt	12,108,312	11,867,898	11,761,065	12,087,006	12,334,372
Less: Equity in Sinking Funds
(for the purpose of)
Crown Corporations	686,251	594,097	369,348	312,913	195,220
General Government Purposes[3]	339,754	402,480	507,276	604,004	690,949
Total	1,026,005	996,577	876,624	916,917	886,169
	11,082,307	10,871,321	10,884,441	11,170,089	11,448,203
Guaranteed Debt	426,818	349,040	312,009	260,836	184,067
Total Debt	$11,509,125	$11,220,361	$11,196,450	$11,430,925	$11,632,270

1 Debt repayable in foreign currency has been restated in Canadian dollar equivalents based on the exchange rate in effect on March 31 of each year.
2 These enterprises are responsible for reimbursing the General Revenue Fund for the repayment of principal and interest.
3 Debt for General Government Purposes is incurred for the general purposes of, and is repayable out of, the General Revenue Fund.
4 Debentures for the purposes of Investment in Agricultural Land, Federal/Municipal, Union Hospital Debt and University of Saskatchewan are included in debentures for General Government Purposes rather than in the Other category shown in previous years. Prior year figures have been restated accordingly.

        The following table sets forth the allocation of gross debt of the General Revenue Fund for the five fiscal years ended March 31, 2003.

	Gross Debt by Allocation[1]
	At March 31
	1999	2000	2001	2002	2003
	(Thousands)
Crown Corporations
Agricultural Credit Corporation of Saskatchewan	$235,551	$235,551	$66,951	$39,351	$23,617
Crown Investments Corporation of Saskatchewan	301,195	276,195	276,195	175,027	20,919
Education Infrastructure Financing Corporation	0	0	0	0	38,224
Information Services Corporation of Saskatchewan	0	6,930	20,246	54,336	64,606
Saskatchewan Crop Insurance Corporation	0	0	0	0	113,000
Municipal Financing Corporation of Saskatchewan	79,667	87,491	59,575	24,575	12,798
Saskatchewan Housing Corporation	178,845	174,373	157,106	139,959	99,955
Saskatchewan Opportunities Corporation	103,495	126,706	152,065	165,201	145,800
Saskatchewan Power Corporation	1,938,900	1,775,707	1,797,698	2,007,664	2,030,784
Saskatchewan Property Management Corporation	0	0	0	5,500	5,500
Saskatchewan Telecommunications
Holding Corporation	486,921	449,155	461,852	463,462	451,042
Saskatchewan Water Corporation	51,643	58,790	41,435	42,242	53,266
SaskEnergy Incorporated	738,050	746,850	815,187	803,786	762,486
Total Crown Corporations	4,114,267	3,937,748	3,848,310	3,921,103	3,821,997
General Goverment Purposes[2,3]	7,994,045	7,930,150	7,912,755	8,165,903	8,512,375
Gross Debt	$12,108,312	$11,867,898	$11,761,065	$12,087,006	$12,334,372

1 Debt repayable in foreign currency has been restated in Canadian dollar equivalents based on the exchange rate in effect on March 31 of each year.
2 Debt for General Government Purposes is incurred for the general purposes of, and is repayable out of, the General Revenue Fund.
3 Debentures for the purposes of Investment in Agricultural Land, Federal/Municipal, Union Hospital Debt and University of Saskatchewan are included in debentures for General Government Purposes rather than in the Other category shown in previous years. Prior years figures have been restated accordingly.

        The following table sets forth the composition of debentures issued and redeemed by the General Revenue Fund for the five fiscal years ended March 31, 2003.

Composition of Debentures Issued and Redeemed [1] (unaudited)
	Fiscal Year Ended March 31
	1999	2000	2001	2002	2003
	(Millions)
Total Debentures Issued	$618.1	$1,295.4	$1,667.2	$1,329.5	$843.8
Total Debentures Redeemed	1,356.4	1,580.1	2,238.4	797.3	400.2
Increase (Decrease) in Debentures	$(738.3)	$(284.7)	$(571.2)	$532.2	$443.6

1 All foreign currency debt has been stated in the equivalent Canadian funds based on the exchange rate in effect on March 31 of each year.

        The following table sets forth the composition of outstanding debentures of the General Revenue Fund for the five fiscal years ended March 31, 2003.

Composition of Debentures Outstanding [1]
	Fiscal Year Ended March 31
	1999	2000	2001	2002	2003
	(Millions)
Debentures Outstanding
To the Public	$10,511.1	$10,166.9	$9,798.6	$10,465.3	$10,786.2
To the Canada Pension Plan	1,376.8	1,340.8	1,329.3	1,219.6	1,150.7
Other Obligations	0.4	0.2	0.1	0.1	0
Total	$11,888.3	$11,507.9	$11,128.0	$11,685.0	$11,936.9

1 All foreign currency debt has been stated in the equivalent Canadian funds based on the exchange rate in effect on March 31 of each year.

        The Canada Pension Plan (“CPP”) is a compulsory national pension plan in which residents of all provinces, except Quebec, participate. Prior to January 1, 1998, surplus contributions to the CPP were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown corporations and the federal government. The rate of interest charged by the CPP was generally lower than the rate available to the Saskatchewan government in the public market for debt of comparable maturity as CPP rates were based on the federal government long term, public market borrowing costs.

        In 1997, the federal government passed legislation which took effect January 1, 1998 and changed the nature of CPP borrowing. The legislation specifies that surplus CPP funds must be invested in a diversified portfolio of securities, at arm’s length from government. While provinces continue to have access to CPP funds, they are now required to pay rates comparable to their own cost of borrowing, rather than the federal long term rate.

        The amount of loan capital available to a province continues to be based on the proportion of total contributions from that province. Provincial securities sold to the CPP remain payable 20 years after their respective dates of issue, are not negotiable, transferable or assignable, but may be redeemable in whole or in part, before maturity, under certain circumstances. In addition, these securities are callable in whole or in part, before maturity, at the option of the Province.

        In fiscal years 1997 and 1998, no surplus funds were available for loan from the CPP to the Government of Saskatchewan.

        “Other Obligations” represent monies loaned by the federal government to the Government on the condition that the money would be reloaned to Saskatchewan municipalities under the identical terms and conditions. The Government, therefore, owns securities issued by Saskatchewan municipalities that match the obligations to the federal government.

        The following table summarizes various Provincial Government debt indicators at year end for the five fiscal years ended March 31, 2003.

Debt Indicators (unaudited)
	At March 31
	1999	2000	2001	2002	2003
Total Debt of the General Revenue Fund

Per Capita[1]	$11,222	$10,979	$11,008	$11,298	$11,485
As a Percentage of Saskatchewan Gross Domestic
Product[2]	38.8%	36.8%	33.3%	34.4%	34.2%

Gross Debt of the General Revenue Fund -
General Government Purpose Portion[3]

Per Capita[1]	$7,829	$7,662	$7,547	$7,695	$7,874
As a Percentage of General Revenue Fund Revenue	143.3%	133.7%	113.7%	128.5%	123.5%
As a Percentage of Saskatchewan Gross Domestic
Product[2]	27.1%	25.7%	22.8%	23.4%	23.4%

Annual Interest Payments on the General
Government Purpose Portion of Gross Debt of
the General Revenue Fund

As a Percentage of General Revenue Fund Revenue	13.3%	11.9%	9.8%	10.2%	9.5%

1 Total debt and gross debt per capita for 1999 through 2003 is calculated by dividing the debt at March 31 by the population of the Province on July 1 of the same calendar year.
2 Total Debt and gross debt as a percentage of Saskatchewan’s GDP is calculated by dividing the debt at March 31 by the Province’s current GDP for the previous calendar year.
3 Gross debt of the General Revenue Fund — General Government Purpose Portion does not include debt incurred by the General Revenue Fund on behalf of Crown entities for which the Crown entities are responsible for reimbursing the General Revenue Fund.

        The following table sets forth the debt maturity schedule, by principal amount and currency of payment, of the General Revenue Fund gross debt at March 31, 2003.

Debt Maturity Schedule
Fiscal Year ending March 31	Canadian Dollar Debt	U.S. Dollar Debt (Canadian Dollars) [1]	Total (Canadian Dollars)
	(Thousands)
2004	$852,461	$73,465	$925,926
2005	1,316,200	--	1,316,200
2006	1,007,007	--	1,007,007
2007	1,246,288	--	1,246,288
2008	621,889	285,044	906,933
1 - 5 years	$5,043,845	$358,509	$5,402,354
2008-2012	2,887,985	293,860	3,181,845
2013-2017	590,873	440,790	1,031,663
2018-2022	418,070	1,175,440	1,593,510
2023-2027	175,000	--	175,000
2028-2032	900,000	--	900,000
After 2032	50,000	--	50,000
	$10,065,773	$2,268,599	$12,334,372

1  Debentures denominated in foreign currencies have been converted to Canadian dollars at the exchange rate in effect at March 31, 2003.
    (U.S. dollars — $1.4693)

        The following table sets forth the General Revenue Fund debt characteristics at March 31, 2003.

Debt Characteristics (unaudited)
	As a Percentage of Total	Weighted Average Term To Maturity [1] (years)	Weighted Average Interest Rate[1]
Public Debentures[2]	87.5%	8.89	7.18%
Canada Pension Plan Debentures	9.3%	6.28	10.03%
Promissory Notes	3.2%	0.06	2.87%

Gross Debt	100.0%	8.36	7.31%

1 Weighted by the total principal amount of each loan issue.
2 Includes other debentures.

        Interest on the General Revenue Fund debt amounted to $909.2 million in fiscal year 2003. Of this amount, $314.3 million ($7.0 million short term and $307.3 million long term) was reimbursed by the Crown corporations. The non-reimbursable portion of gross interest expense was $594.9 million.

        Debt guaranteed by the General Revenue Fund amounted to $184.1 million at March 31, 2003, compared to $260.8 million at March 31, 2002. This decrease in the level of guaranteed debt was due primarily to a decrease of $19.0 million in NewGrade Energy Inc. (“NewGrade”) guaranteed debt outstanding due to debt reduction ($59.0 million debt outstanding at March 31, 2003) and a decrease of $48.7 million in Saskferco Products Inc. (“Saskferco”) guaranteed debt outstanding due primarily to debt reduction ($66.4 million debt outstanding at March 31, 2003).

        The following table sets forth this guaranteed debt for the five fiscal years ended March 31, 2003.

Guaranteed Debt
	At March 31
	1999	2000	2001	2002	2003
	(Millions)
Guaranteed Debt	$426.8	$349.0	$312.0	$260.8	$184.1

        Guaranteed debt is reported net of loss provisions (2003 — $1.8 million; 2002 — $1.8 million; 2001 — $1.0 million; 2000 — $0.8 million; 1999 — $0.3 million).

        The major decrease in guaranteed debt between March 31, 1999, and March 31, 2003, is due to the financial restructuring of, and subsequent debt reduction by, NewGrade ($91.0 million) and the reduction of Saskferco debt ($125.1 million).

        Authority for the Government to guarantee the debt of others must be provided in specific legislation since no general statutory authority exists. The Financial Administration Act, 1993 provides that no department, board, commission or agent of the Government shall provide a guarantee or a program of guarantees of loans or other liabilities by which guarantee or program of guarantees the Government of Saskatchewan would be liable to make any payment with respect to the loans or liabilities, unless the guarantee or program of guarantees, as the case may be, has received the prior approval of the Minister of Finance. Certain Crown corporations located within the Province are separately authorized to provide guarantees of the debt of others. Such guarantees are not contingent liabilities of the General Revenue Fund, and the amounts so guaranteed are not included in the above table or in the financial statements of the General Revenue Fund.

         The Government of Saskatchewan provided Royal Trust with a guarantee and indemnity in 1983 respecting the liability and obligations of CIC MIC pursuant to each of two lease agreements of CIC Mining Corporation (previously the Potash Corporation of Saskatchewan Mining Limited) for the purchase of mining equipment. The Government has been released from all such guarantees but remains contingently liable for indemnity related to damages caused by the equipment and provisions governing the payment of taxes for the period during which its guarantees to Royal Trust were in place.

Debt Record

        The Government has always paid the full face amount of the principal of and interest on every direct obligation issued by it and every indirect obligation on which it has been required to meet its guarantee, all promptly when due in the lawful currency of the country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

Other Public Sector Debt

        The General Revenue Fund financial statements do not disclose the debt of all public entities located within the Province. Responsibility for a variety of provincial functions and powers has been transferred to local government bodies, including regional health authorities, municipalities, school boards and certain other local authorities. Regional health authorities may raise money for their purposes through certain service charges. The authorities have power to borrow money up to a prescribed amount above which the approval of the Minister of Health is required. Other local bodies raise money for their purposes, in the case of municipalities by way of direct levy on persons or property within their jurisdiction or, in other cases, by requisition on municipalities, and may have power to borrow money, subject to the approval of the Saskatchewan Municipal Board. The Saskatchewan Municipal Board is an autonomous regulatory body established by Provincial statute with broad powers to regulate local government activity.

        Notwithstanding that significant financial assistance for operating and capital expenditures is made available to local government bodies by appropriation of the Legislative Assembly, the activities of local government bodies, including borrowing, are conducted independently of the Government. The Government is not directly or contingently liable for debt incurred by these bodies (with the exception of certain debt of certain regional health authorities), and, relative to the gross debt of the General Revenue Fund and the GDP of the Province, debt incurred by these bodies is not significant.

        The information contained in the following tables and notes, except for information marked as unaudited, has been derived from the financial statements of the General Revenue Fund, which have been examined by the Provincial Auditor for the five years ended March 31, 2003.

Government of the Province of Saskatchewan General Revenue Fund Statement of Financial Assets, Liabilities and Accumulated Deficit 1-7
	At March 31
	1999	2000	2001	2002	2003
	(Thousands)
Financial Assets
Cash and temporary investments	$335,048	$452,222	$361,328	$130,194	$353,002
Prepaid expenditures	2,046	2,185	2,137	3,131	3,257
Accounts receivable	304,167	395,342	432,412	479,403	531,274
Agricultural land held for resale	115,509	113,940	112,653	111,370	109,960
Deferred charges	36,074	33,251	57,161	47,290	48,447
Deferred foreign exchange loss	217,824	162,074	234,326	227,577	136,689
Loans to Crown corporations	3,428,016	3,343,651	3,478,962	3,608,190	3,626,777
Other loans	30,894	35,062	37,675	101,322	121,632
Equity investment in Crown Investments
Corporation of Saskatchewan	1,362,452	1,362,452	1,362,452	1,242,452	1,181,152
Total Financial Assets	5,832,030	5,900,179	6,079,106	5,950,929	6,112,190
Liabilities
Accounts payable and accrued liabilities	919,148	784,249	740,897	651,106	833,325
Deposits held	912,071	1,242,391	1,391,145	1,064,992	779,984
Unearned revenue	70,533	70,768	73,482	74,503	59,579
Debt (net of sinking fund equity)	11,082,307	10,871,321	10,884,441	11,170,089	11,448,203
Total Liabilities	12,984,059	12,968,729	13,089,965	12,960,690	13,121,091
Accumulated Deficit	$(7,152,029)	$(7,068,550)	$(7,010,859)	$(7,009,761)	$(7,008,901)

1  The Government also prepares summary financial statements. The Government’s summary financial statements provide a full accounting of the financial affairs and resources of all entities for which the Government is responsible. The financial transactions of the General Revenue Fund and provincial Crown corporations, agencies, boards, and commissions are included in the Government’s summary financial statements. The Government’s summary financial statements are included in Exhibit (e) Volume 1 of the Public Accounts.

2In his opinion on the 1999, 2000, 2001, 2002 and 2003 General Revenue Fund financial statements, the Provincial Auditor directs the reader to refer to the Government’s summary financial statements to understand and assess the Government’s management of public financial affairs and resources as a whole.

3The General Revenue Fund’s financial statements for 1999 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31, 1999:
  a.  It is the auditor’s opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $3,749.0 million and expenditure would increase and surplus for the year would decrease by $77.0 million.
  b.  The Fund has recorded the entire estimated cost of a two year agricultural income disaster assistance program as an expenditure for the year ended March 31, 1999. It is the auditor’s opinion that the Fund should only record the estimated cost of the program for the 1998 calendar year. Had the Fund recorded this amount, the financial assets and surplus for the year would increase by $70.0 million and expenditure and accumulated deficit would decrease by $70.0 million.

4The General Revenue Fund’s financial statements for 2000 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31, 2000:
  a.  It is the auditor’s opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $3,801.0 million and expenditure would increase and surplus for the year would decrease by $52.0 million.
  b.  The estimated total cost for an agricultural disaster assistance program for the 1998 and 1999 calendar years is $175.0 million. The Fund recorded $35.0 million (1999 — $140.0 million) as an expenditure for the year ended March 31, 2000. It is the auditor’s opinion that the Fund should have recorded $105.0 million (1999 — $70.0 million) as an expenditure for the year ended March 31, 2000. Had the Fund recorded this amount, the surplus for the year would decrease by $70.0 million and expenditure would increase by $70.0 million.

5The General Revenue Fund’s financial statements for 2001 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
  a.  It is the auditor’s opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $3,913.0 million and expenditure would increase and surplus for the year would decrease by $112.0 million.
  b.  The financial statements show a liability of $775.0 million owed to the Fiscal Stabilization Fund and an expenditure of $775.0 million. It is the auditor’s opinion that, instead of recording an expenditure of $775.0 million, the financial statements should record an asset of $775.0 million owed from the Fiscal Stabilization Fund. Had this been done, financial assets and surplus for the year would increase by $775.0 million and expenditure and the accumulated deficit would decrease by $775.0 million.

6The General Revenue Fund’s financial statements for 2002 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
  a.  It is the auditor’s opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $3,952.0 million and expenditure would increase and surplus for the year would decrease by $39.0 million.
  b.  The financial statements show a liability of $495.0 million owed to the Fiscal Stabilization Fund and revenue of $280.0 million from the Fiscal Stabilization Fund. It is the auditor’s opinion that, instead of recording revenue of $280.0 million, the financial statements should show an asset of $495.0 million owed from the Fiscal Stabilization Fund. Had this been done, financial assets would increase and accumulated deficit would decrease by $495.0 million, and revenue and surplus for the year would decrease by $280.0 million.

7The General Revenue Fund’s financial statements for 2003 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
  a.  It is the auditor’s opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $3,976.0 million and expenditure would increase and surplus for the year would decrease by $24.0 million.
  b.  The financial statements show a liability of $577.0 million owed to the Fiscal Stabilization Fund and an expenditure of $82.0 million to the Fiscal Stabilization Fund. It is the auditor’s opinion that, instead of recording an expenditure of $82.0 million, the financial statements should show an asset of $577.0 million owed from the Fiscal Stabilization Fund. Had this been done, financial assets would increase and accumulated deficit would decrease by $577.0 million, and expenditure would decrease and surplus for the year would increase by $82.0 million.
  c.  It is the auditor’s opinion that loans to Crown corporations include $58.0 million that should be recorded as an expenditure as they can only be repaid if the Government provides money to repay the loans. Had this amount been recorded as an expenditure, loans receivable from Crown corporations would decrease and accumulated deficit would increase by $58.0 million. Also, expenditure would increase and surplus for the year would decrease by $58.0 million.

(see accompanying notes)

Government of the Province of Saskatchewan General Revenue Fund Statement of Revenue, Expenditure and Accumulated Deficit [1]
	For the Year Ended March 31
	1999	2000	2001	2002	2003
	(Thousands)
Revenue
Taxation
Corporation capital	$232,618	$293,351	$342,242	$363,204	$379,093
Corporation income	200,079	277,226	333,299	145,338	178,267
Fuel	354,597	369,010	345,136	353,765	331,512
Individual income	1,448,043	1,446,169	1,255,409	1,196,410	1,429,757
Sales	742,846	660,314	736,563	770,984	813,932
Tobacco	122,681	123,866	122,012	120,049	158,472
Other	53,287	52,903	67,573	72,429	77,067
Total Taxes	3,154,151	3,222,839	3,202,234	3,022,179	3,368,100
Non-renewable Resources
Natural gas	65,944	91,784	239,305	129,067	152,728
Oil	304,501	640,097	799,049	555,337	862,318
Potash	202,464	169,452	199,296	179,658	175,061
Other	49,307	41,817	55,064	38,982	53,542
Total Non-renewable Resources	622,216	943,150	1,292,714	903,044	1,243,649
Transfers from Government Entities
Crown Investments Corporation of Saskatchewan	100,000	125,000	0	200,000	300,000
- Special Dividend	100,000	0	0	0	0
Liquor and Gaming Authority - Net Income	330,000	0	316,412	315,710	328,680
Liquor and Gaming Authority - Retained Earnings	0	0	699,800	0	0
Other enterprises and funds	21,828	35,516	39,175	45,627	63,811
Total Transfers from Government Entities	551,828	160,516	1,055,387	561,337	692,491
Other Own-source Revenue
Fines, forfeits and penalties	12,803	11,701	12,732	14,331	13,589
Interest, premium, discount and exchange	35,381	34,914	55,458	40,684	59,852
Motor vehicle fees	108,076	113,300	113,844	117,898	116,964
Other licences and permits	36,789	46,446	42,011	41,100	42,350
Sales, services and service fees	92,030	89,327	73,735	75,094	72,268
Transfers from other governments	8,942	12,077	15,970	15,790	12,907
Other	19,350	13,837	17,354	30,531	33,715
Total Other Own-source Revenue	313,371	321,602	331,104	335,428	351,645
Total Own-source Revenue	4,641,566	4,648,107	5,881,439	4,821,988	5,655,885
Transfers from the Federal Government
Canada Health and Social Transfer	427,748	556,282	552,378	608,908	668,211
Equalization	441,944	541,598	175,247	492,017	(9,215)
Other	91,641	110,945	144,539	136,161	141,824
Total Transfers from the Federal Government	961,333	1,208,825	872,164	1,237,086	800,820
Total Revenue	$5,602,899	$5,856,932	$6,753,603	$6,059,074	$6,456,705

(see accompanying notes)

Government of the Province of Saskatchewan General Revenue Fund Statement of Revenue, Expenditure and Accumulated Deficit (concluded)
	For the Year Ended March 31
	1999	2000	2001	2002	2003
	(Thousands)
Expenditure
Executive Branch of Government
Agriculture, Food and Rural Revitalization	$329,258	$337,797	$221,481	$400,420	$311,970
Centenary Fund	0	0	29,954	29,919	24,451
Corrections and Public Safety	0	0	0	0	116,369
Culture, Youth and Recreation	0	0	6,318	23,346	43,472
Economic and Co-operative Development	47,186	45,655	72,529	70,144	0
Education	559,420	568,596	581,635	621,082	0
Energy and Mines	17,617	17,332	18,880	29,924	0
Environment	165,469	147,392	125,356	137,428	180,324
Forest Fire Contingency Fund	0	0	3,848	40,000	0
Executive Council	6,840	7,136	7,227	7,462	7,071
Finance	180,206	186,139	197,911	211,501	222,470
Government Relations and Aboriginal Affairs	0	0	0	0	176,006
Health	1,774,616	1,955,736	2,025,833	2,199,753	2,342,835
Transition Fund	0	0	49,817	0	0
Highways and Transportation	232,347	235,857	273,307	309,306	294,492
Industry and Resources	0	0	0	0	91,561
Intergovernmental and Aboriginal Affairs	33,474	29,153	34,653	51,928	0
Justice	221,470	228,748	232,207	237,086	184,284
Labour	10,803	11,151	12,637	13,117	13,771
Learning	0	0	0	0	1,085,613
Municipal Affairs and Housing	168,248	178,357	181,060	170,550	0
Post-Secondary Education and Skills Training	439,084	463,250	528,407	508,942	0
Public Service Commission	8,918	8,570	8,165	8,945	8,554
Rural Revitalization Office	0	0	0	597	0
Saskatchewan Municipal Board	1,057	988	901	956	0
Saskatchewan Property Management Corporation	28,104	34,851	22,017	24,502	21,833
Saskatchewan Research Council	7,956	8,012	9,172	8,306	0
Saskatchewan Water Corporation	4,896	4,893	9,444	8,722	3,016
Social Services	569,239	577,886	578,574	579,956	607,099
Women's Secretariat	1,521	1,193	1,150	1,178	0

Legislative Branch of Government
Chief Electoral Officer	915	6,757	1,187	841	1,207
Conflict of Interest Commissioner	0	79	90	91	99
Information and Privacy Commissioner	0	55	85	84	121
Legislative Assembly	17,355	15,070	15,737	17,239	17,455
Ombudsman and Children's Advocate	0	2,269	2,540	2,704	2,651
Provincial Auditor	4,314	4,442	4,698	5,136	5,727
Total Operating Expenditure	4,830,313	5,077,364	5,256,820	5,721,165	5,762,451
Operating Surplus	772,586	779,568	1,496,783	337,909	694,254
Finance - Servicing the Debt	(744,724)	(696,089)	(664,092)	(616,811)	(611,394)
Transfer from (to) the Fiscal Stabilization Fund	0	0	(775,000)	280,000	(82,000)
Surplus for the Year	$27,862	$83,479	$57,691	$1,098	$860
Accumulated Deficit, Beginning of Year	(7,179,891)	(7,152,029)	(7,068,550)	(7,010,859)	(7,009,761)
Accumulated Deficit, End of Year	$(7,152,029)	$(7,068,550)	$(7,010,859)	$(7,009,761)	$(7,008,901)

1See Notes 1-7 commencing on page 32.

(see accompanying notes)

Government of the Province of Saskatchewan General Revenue Fund Statement of Investing Activities [1]
	For the Year Ended March 31
	1999	2000	2001	2002	2003
	(Thousands)
Receipts
Loans

Agricultural Credit Corporation of Saskatchewan	$34,657	$0	$168,600	$33,000	$20,434
Crown Investments Corporation of Saskatchewan	368,407	25,000	0	101,168	154,108
Municipal Financing Corporation of Saskatchewan	0	0	27,916	35,000	15,184
Saskatchewan Housing Corporation	30,473	46,140	27,603	41,647	56,955
Saskatchewan Opportunities Corporation	189	26,789	0	0	19,401
Saskatchewan Power Corporation	95,156	128,715	54,703	0	0
Saskatchewan Telecommunications
Holding Corporation	64,700	33,196	89,693	0	0
Saskatchewan Water Corporation	530	559	17,355	628	669
SaskEnergy Incorporated	50,000	0	272,934	71,401	91,300
Other	35,849	10,507	13,198	13,173	58,860

Total Loan Receipts	679,961	270,906	672,002	296,017	416,911

Sinking Funds' Contributions Received
from Crown Corporations	234,964	27,430	24,583	23,364	24,459
Other Investing Activities

Equity Investment in Crown Investments
Corporation of Saskatchewan	85,000	0	0	120,000	61,300
Other	1,485	1,488	1,357	1,253	1,258
Total Other Investing Activities	86,485	1,488	$1,357	$121,253	$62,558
Total Receipts	$1,001,410	$299,824	$697,942	$440,634	$503,928

(see accompanying notes)

Government of the Province of Saskatchewan General Revenue Fund Statement of Investing Activities (concluded)
	For the Year Ended March 31
	1999	2000	2001	2002	2003
	(Thousands)
Disbursements

Loans

Agricultural Credit Corporation of Saskatchewan	$0	$0	$0	$5,400	$4,700
Education Infrastructure Financing Corporation	0	0	0	0	38,224
Information Services Corporation of Saskatchewan	0	6,930	13,316	34,090	10,270
Municipal Financing Corporation of Saskatchewan	0	7,824	0	0	3,407
Saskatchewan Crop Insurance Corporation	0	0	0	0	113,000
Saskatchewan Housing Corporation	6,500	41,668	10,336	24,500	16,951
Saskatchewan Opportunities Corporation	15,000	50,000	25,359	13,136	0
Saskatchewan Power Corporation	0	0	0	200,000	100,000
Saskatchewan Property Management Corporation	0	0	0	5,500	0
Saskatchewan Telecommunications
Holding Corporation	110,000	1,000	90,000	0	0
Saskatchewan Water Corporation	10,880	7,706	0	1,435	11,693
SaskEnergy Incorporated	54,900	8,800	341,271	60,000	50,000
Other	20,836	15,538	15,032	76,464	81,273

Total Loan Disbursements	218,116	139,466	495,314	420,525	429,518

Sinking Funds' Contributions	277,395	73,157	77,252	82,041	81,925

Other Investing Activities	54	65	71	30	7

Total Disbursements	$495,565	$212,688	$572,637	$502,596	$511,450

Net Receipts (Disbursements)	$505,845	$87,136	$125,305	$(61,962)	$(7,522)

1See Notes 1-7 commencing on page 32.

(see accompanying notes)

Government of the Province of Saskatchewan General Revenue Fund Statement of Cash Flow [1]
	For the Year Ended March 31
	1999	2000	2001	2002	2003
	(Thousands)
Operating Activities

Surplus for the year	$27,862	$83,479	$57,691	$1,098	$860

Add (deduct) non-cash items
Amortization of foreign exchange gains and losses	9,173	5,973	14,095	17,196	9,771
Loss (gain) on loans and investments	2,148	1,009	(779)	(296)	2,262
Net change in non-cash operating activities	1,877	(223,155)	(101,570)	(126,884)	114,141
Earnings retained in sinking funds	(27,082)	(22,955)	(36,256)	(35,216)	(50,827)

Cash Provided by (Used for) Operating Activities	13,978	(155,649)	(66,819)	(144,102)	76,207
Investing Activities

Loan Advances	(218,116)	(139,466)	(495,314)	(420,525)	(429,518)
Loan Repayments	679,961	270,906	672,002	296,017	416,911
Sinking funds' contributions received
from Crown corporations	234,964	27,430	24,583	23,364	24,459
Contributions made to sinking funds	(277,395)	(73,157)	(77,252)	(82,041)	(81,925)
Other	86,431	1,423	1,286	121,223	62,551
Cash Provided by (Used for) Investing Activities	505,845	87,136	125,305	(61,962)	(7,522)

Financing Activities
Proceeds from debt	674,517	1,435,488	1,940,265	1,329,476	843,782
Repayment of debt	(1,356,380)	(1,580,121)	(2,238,399)	(1,028,393)	(404,651)
Increase (Decrease) in deposits held	240,828	330,320	148,754	(326,153)	(285,008)
Cash Provided by (Used for) Financing Activities	(441,035)	185,687	(149,380)	(25,070)	154,123

Increase (Decrease) in Cash and
Temporary investments	78,788	117,174	(90,894)	(231,134)	222,808
Cash and temporary investments
beginning of year	256,260	335,048	452,222	361,328	130,194
Cash and Temporary Investments,
End of Year	$335,048	$452,222	$361,328	$130,194	$353,002

1See Notes 1-7 commencing on page 32.

(see accompanying notes)

Government of the Province of Saskatchewan
General Revenue Fund Notes to the Financial Statements
For the Year Ended March 31, 2003

1.    Significant Accounting Policies

        These financial statements are prepared in accordance with the generally accepted accounting principles for senior governments as recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants, with the following exceptions:

  transfers to and from the Fiscal Stabilization Fund are included in the determination of surplus for the year; and,

  pension liabilities are not recorded in the financial statements. The General Revenue Fund accounts for defined benefit pension obligations on a cash basis.

        The significant accounting policies are summarized below.

    (a)    Reporting Entity

        The General Revenue Fund is the general fund which receives all revenues unless otherwise specified by law. Spending from the General Revenue Fund is appropriated by the Legislative Assembly.

        Other government entities such as special purpose funds, Crown corporations, and other agencies, report separately in other financial statements. Only financial transactions to or from these other entities are included in the General Revenue Fund. The net expenditures/recoveries for revolving funds’ operations are charged to expenditure.

        The Government’s summary financial statements which include the financial activities of the General Revenue Fund and other government entities are provided separately.

    (b)    Basis of Accounting

        The accrual basis of accounting is used and specifically expressed as follows:

Revenue

        Except for corporate and personal income taxes which are recorded when received from the federal government, revenues are recorded on the accrual basis.

        Government transfers are recognized as revenue in the period during which the transfer is authorized and any eligibility criteria are met.

Expenditure

        Expenditures are recorded on the accrual basis except for defined benefit pension plan costs which are recorded on the cash basis, and include the cost of tangible capital assets and inventories received during the year.

        Government transfers are recognized as expenditures in the period during which the transfer is authorized and any eligibility criteria are met.

Assets

        Financial assets are those assets on hand at the end of an accounting period which could provide resources to discharge existing liabilities or finance future operations.

        Temporary investments are recorded at the lower of cost or market.

        Agricultural land held for resale is valued at the lower of cost or net realizable value, on an aggregate basis.

        Deferred charges include issue costs and net discounts or premiums incurred on the issue of long term debt. They are recorded at cost and amortized on a straight line basis over the remaining life of the debt issue.

        Deferred foreign exchange loss includes unrealized foreign exchange gains and losses resulting from conversion of debt and sinking funds’ investments, held for general government purposes in a foreign currency, to the Canadian dollar equivalent at March 31. Unrealized foreign exchange gains and losses are amortized on a straight line basis over the remaining life of the debt issue. Realized foreign exchange gains or losses, resulting from transactions for general government purposes, are included in servicing the debt.

        Loans to Crown corporations and Other loans generally have fixed repayment terms and are interest bearing. Short term loans to Crown corporations are recorded at par; all other loans are recorded at cost. Interest received on these loans is netted against interest paid on money borrowed for these loans.

        Equity investment in Crown Investments Corporation of Saskatchewan is an advance to the corporation to form its equity capitalization and is recorded at cost.

        Where there has been a loss in value that is other than a temporary decline, loans and equity investments are written down to recognize the loss.

        Tangible capital assets and inventories, except for agricultural land held for resale, are recorded as an expenditure in the period acquired.

Liabilities

        Reported liabilities include obligations to outside organizations and individuals as a result of transactions and events occurring prior to year end. They consist of financial obligations to repay borrowings and to pay for goods and services acquired prior to year end, and revenue, where goods or services will be delivered in the future.

        Unearned revenue consists mainly of revenue for Crown mineral leases and motor vehicle fees that will be earned in a subsequent fiscal year.

        Debt is issued for general government purposes and for Crown corporations. All debt is recorded at par.

        Premiums, discounts, and issue costs incurred on debt issued for general government purposes are recorded as deferred charges and amortized on a straight line basis over the remaining life of the debt issue.

        Certain debenture issues require contributions to a sinking fund. These obligations are recorded at principal less sinking fund balances where applicable. The General Revenue Fund is reimbursed by Crown corporations for all sinking fund contributions made on debt incurred on their behalf. Premiums and discounts on long term investments within the sinking fund are amortized by the type of security on a constant yield basis.

        Debt issues and sinking funds’ investments held in foreign currencies are converted to the Canadian dollar equivalent at the exchange rate in effect at March 31.

        Interest, discounts, premiums and commissions on money borrowed for Crown corporations and others are netted against reimbursements by these entities.

        Guaranteed debt includes guarantees by the Minister of Finance, made through specific agreements or legislation, to repay promissory notes, bank loans, lines of credit, mortgages and other securities. Loss provisions on guaranteed debt are recorded when it is likely that a loss will occur. The amount of the loss provision represents the best estimate of future payments less recoveries. The loss provision is recorded as a liability and an expenditure in the year determined and is adjusted as necessary to ensure it equals the expected payout of the guarantee.

2.    Measurement Uncertainty

        Uncertainty in the determination of the amount at which an item is recognized in financial statements is known as measurement uncertainty. Such uncertainty exists when there is a variance between the recognized amount and another reasonably possible amount.

        Measurement uncertainty exists in these financial statements in the accrual of non-renewable resource royalties, and the federal government’s Equalization and the Canada Health and Social Transfer. The uncertainty arises from factors such as price and production sensitivities in the royalty structures, and the effect on transfers from the federal government of changes in economic and demographic conditions in the Province and the country. Management considers that it is reasonably possible that changes in future conditions in the near term could require a material change in the amounts recognized. Near term is defined as a period of time not to exceed one year from the date of the financial statements.

3.    Cash and Temporary Investments

        The market value of cash and temporary investments is $353.1 million (2002 — $130.2 million). Temporary investments are generally for less than 30 days, and have an average effective interest rate of 3.00 per cent.

4.    Agricultural Land Held for Resale

        The estimated net realizable value of the agricultural land held for resale at March 31, 2003 is $202.3 million (2002 — $196.9 million).

5.    Tangible Capital Assets

        Tangible capital assets are recorded as an expenditure in the year acquired and are not included in the Statement of Financial Assets, Liabilities, and Accumulated Deficit. These assets are a key component in the delivery of government programs and provide on-going value to the public.

        Tangible capital assets are valued at cost. All costs directly attributable to the acquisition, construction, development or betterment of the tangible capital assets are included.

        Amortization is calculated using the straight line method based on the estimated useful life of each asset.

        During the current year, tangible capital assets costing $152.5 million (2002 — $158.9 million) were acquired. The net book value of $1,420.7 million (2002 — $1,365.2 million) represents the cost of tangible capital assets less an estimate of the portion of the assets used in the delivery of services.

        The following table includes assets held for use and does not include assets acquired by right or heritage assets and certain assets available for public use.

        The Saskatchewan Property Management Corporation (SPMC) also acquires tangible capital assets for use in day to day operations. SPMC manages most of the buildings and land used in the provision of services to the public. These assets are reported separately in the financial statements of SPMC.

	(Thousands)
	2003							2002
	Transportation* Infrastructure	Machinery and Equipment	Computer Hardware	Computer Software	Office Furniture and Equipment	Other	Total	Total (Restated)
Estimated useful life	15 years - Indefinite	10 years	3 years	3 years	5-10 years	3 years - Indefinite
Opening cost	$2,520,781	$15,925	$27,355	$5,494	$12,168	$22,913	$2,604,636	$2,486,817
Additions	125,024	2,608	10,638	3,450	2,732	8,019	152,471	158,853
Disposals	(38,532)	(876)	(8,267)	(421)	(70)	(72)	(48,238)	(41,034)
Closing cost of tangible
capital assets	2,607,273	17,657	29,726	8,523	14,830	30,860	2,708,869	2,604,636
Opening accumulated
amortization	1,199,057	7,986	17,778	3,717	4,482	6,403	1,239,423	1,187,335
Annual amortization	78,061	1,862	10,066	2,422	1,814	2,662	96,887	92,725
Write-downs	0	0	0	0	0	0	0	0
Disposals	(38,466)	(873)	(8,256)	(421)	(70)	(71)	(48,157)	(40,637)
Closing accumulated
amortization	1,238,652	8,975	19,588	5,718	6,226	8,994	1,288,153	1,239,423
Net Book Value of
Tangible Capital
Assets	$1,368,621	$8,682	$10,138	$2,805	$8,604	$21,866	$1,420,716	$1,365,213

* During the year, the value of northern airports, ferries and related assets was established and included in transportation infrastructure.

6.     Risk Management of Public Debt

        Funds are borrowed in both domestic and foreign capital markets by issuing Province of Saskatchewan securities. This borrowing activity finances general government operations and the activities of Crown corporations. These transactions result in exposure to four types of risk – interest rate risk, foreign exchange rate risk, credit risk and liquidity risk.

        To manage these risks, a preference for fixed rate Canadian dollar denominated debt is maintained. Where market conditions dictate that other forms of debt are more attractive, opportunities are identified to use derivative financial instruments to reduce these risks. A derivative financial instrument is a contract whose value is based on the value of another asset or index.

        Interest rate risk is the risk that debt servicing costs will increase due to changes in interest rates. This risk is managed by issuing debt securities at predominately fixed rates of interest rather than at floating rates of interest. Opportunities are sought to effectively convert floating rate debt into fixed rate debt through the use of interest rate swaps. At March 31, 2003, 86.6 per cent (2002 – 85.6 per cent) of the gross debt effectively carried a fixed rate of interest.

        Foreign exchange rate risk is the risk that debt servicing costs will increase due to a decline in the value of the Canadian dollar relative to other currencies. This risk is managed by maintaining a preference for issuing debt that is denominated in Canadian dollars. Where debt has been issued in foreign currencies, opportunities are sought to effectively convert it into Canadian dollar debt through the use of a cross currency swap. At March 31, 2003, 81.6 per cent (2002 – 79.6 per cent) of the gross debt was effectively denominated in Canadian dollars.

        Credit risk is the risk that a loss may occur from the failure of another party to meet its obligations under a derivative financial instrument contract. This risk is managed by dealing only with counterparties with good credit ratings and by establishing limits on individual counterparty exposures and monitoring those exposures on a regular basis. At March 31, 2003, 100 per cent (2002 – 100 per cent) of counterparties held a credit rating of A or higher, as defined by Standard and Poor’s.

        Liquidity risk is a risk that financial commitments will not be met over the short term. This risk is managed by distributing debt maturities over many years, maintaining sinking funds on long term debt issues and maintaining adequate cash reserves and short term borrowing programs as contingent sources of liquidity.

7.    Pension Liabilities

        The Government sponsors several defined benefit and defined contribution pension plans.

        Pension fund assets of government sponsored defined benefit and defined contribution pension plans are invested in fixed income securities, equities, real estate and short term monetary items. The investment in Government of Saskatchewan securities is insignificant for all plans.

Defined benefit pension plans

        Defined benefit plans provide benefits based on length of service and pensionable earnings. A typical defined benefit plan provides pensions equal to 2 per cent of a member’s average five years highest salary, multiplied by the years of service to a maximum of 35 years. Members contribute a percentage of salary, which may vary based on age, to their plan. Pensions and contribution rates are integrated with the Canada Pension Plan.

        The two main plans are the Teachers’ Superannuation Plan (TSP) and the Public Service Superannuation Plan (PSSP). Other plans include Judges of the Provincial Court Superannuation Plan (Judges), Saskatchewan Transportation Company Employees Superannuation Plan, Anti-TB League Employees Superannuation Plan and the Saskatchewan Pension Annuity Fund, an annuity underwriting operation. During the year, the Members of the Legislative Assembly Superannuation Plan was disestablished and the obligation for allowances payable is now part of the General Revenue Fund.

        Actuarial valuations are performed at least triennially. These valuations are extrapolated by an actuary when a valuation is not done in the current fiscal year. Valuations are based on a number of assumptions about future events, such as inflation rates, interest rates, wage and salary increases and employee turnover and mortality. These assumptions reflect estimates of expected long term rates and short term forecasts. Estimates vary based on the individual plan.

        The accrued benefit obligation is determined using the projected benefit method prorated on services. Pension fund assets are valued at market related values based on actual market values averaged over a four year period. In the periods between valuations, the actuary estimates the market related value of pension fund assets using expected long term rates of return for the individual plans.

        The TSP provides inflation protection equal to 80 per cent of the annual increase in the Consumer Price Index. Other plans provide inflation indexing at the discretion of the Lieutenant Governor in Council.

        The Government is required to match member current service contributions for all plans except Judges and the PSSP. Separate pension funds are maintained for all plans except the PSSP. PSSP member contributions are deposited into the General Revenue Fund. All pension obligations arising under the PSSP are paid from the General Revenue Fund.

        Information on the defined benefit plans follows:

	2003				2002
	TSP	PSSP	Others	Total	Total
Plan status	closed	closed	closed[1]	n/a	n/a
Member contribution rate, percentage of salary	7.85	7-9[2]	5-9[2]	n/a	n/a
Number of active members	5,269	1,920	79	7,268	7,424
Average age of active members, years	50.6	52.4	55.2	51.1	51.1
Former members entitled to deferred pension benefits	6,675	133	9	6,817	6,809
Number of superannuates and surviving spouses	9,533	5,809	2,147	17,489	17,249
Member contributions (thousands of dollars)	$20,978	$6,335	$342	$27,655	$28,637
Government contributions (thousands of dollars)	64,600	0	4,749	69,349	60,807
Benefits paid (thousands of dollars)	234,500	94,165	7,105	335,770	323,481

1   Judges is open to new membership, all other plans are closed.
2   Contribution rate varies based on age upon joining the plan.
      n/a — not applicable

        The assumptions used to determine the actuarial value of the accrued benefit obligation and pension fund assets for TSP and PSSP are as follows:

	TSP	PSSP
Rate of compensation increase	3.5%	4.0%
Expected long term rate of return on plan assets	7.5%	n/a
Discount rate	7.5%	6.25%
Inflation rate	3.0%	3.0%

Based on the latest actuarial valuation, extrapolated to March 31, 2003, the present value of accrued pension benefits and the market related value of pension fund assets are shown in the table below:

	(Thousands)
		2003					2002
Plan Name	Actuarial Valuation Date	Accrued Benefit Obligation	Pension Fund Assets	Net Obligation	Unamortized Estimation Adjustments[1]	Pension Liabilities	Pension Liabilities
TSP[2]	June 30, 2001	$3,775,556	$1,782,555	$1,993,001	$507,873	$2,500,874	$2,538,408
PSSP	Dec. 31, 2002	1,608,122	0	1,608,122	(213,529)	1,394,593	1,340,936
Others	Various	229,758	144,511	85,247	(4,549)	80,698	73,139
Total		$5,613,436	$1,927,066	$3,686,370	$289,795	$3,976,165	$3,952,483

1  Amortized to income over 1 to 13 years, the estimated average remaining service life of active plan members at the time the estimation adjustment arises. The net estimation adjustment loss during the year totalled $60.3 million.
2  The TSP accrued benefit obligation includes a liability of $77.8 million (2002 — $78.0 million) relating to the TSP disability provision.

        At March 31, 2003, the market value of plan investments was $1.6 billion (2002 — $1.9 billion). Of this amount, 43.5 per cent (2002 — 43.7 per cent), was invested in fixed income securities and 46.4 per cent (2002 — 50.7 per cent) in equity investments.

        The TSP’s actual rate of return on plan assets was (9.0) per cent (2002 — 4.9 per cent).

Defined contribution plans

        Defined contribution plans provide pensions based on accumulated contributions and investment earnings. Employees contribute a percentage of salary.

        The Government sponsors the Public Employees Pension Plan (PEPP), a multi-employer defined contribution plan. Employers are required to match employee current service contributions to this plan. The General Revenue Fund has fully funded its share. The General Revenue Fund also contributes to the Saskatchewan Teachers’ Retirement Plan (STRP), sponsored by the Saskatchewan Teachers’ Federation.

        Information on the defined contribution plans to which the General Revenue Fund contributes follows:

	2003			2002
	PEPP	STRP	Total	Total
Plan status	open	n/a	n/a	n/a
Member contribution rate, percentage of salary	5-6.35[1]	n/a	n/a	n/a
Employer contribution rate, percentage of salary	6.25-6.35[1]	n/a	n/a	n/a
Number of active members, all employers	29,215	n/a	29,215	29,207
General Revenue Fund participation:
Number of active members	14,510	n/a	14,510	14,560
Number of inactive members	7,303	n/a	7,303	6,732
Member contributions (thousands of dollars)	$29,701	n/a	$29,701	$25,501
Government contributions (thousands of dollars)	30,121	$27,966	58,087	51,281

1  Contribution rate varies based on employee group.

Pension expenditure

Pensions are accounted for on a cash basis. The pension liabilities are not recorded in the financial statements.

	(Thousands)
	2003	2002
Defined benefit plans	$157,163	$147,115
Defined contribution plans	58,087	51,281
Total Pension Expenditure	$215,250	$198,396

8.  Reserves

        The accumulated deficit of $7,008.9 million consists of an unallocated deficit component of $7,020.8 million and the Environmental Protection Reserve of $11.9 million. The Environmental Protection Reserve was created to provide contingency funding to mitigate unforeseen environmental problems related to uranium milling. The reserve is maintained at its March 31, 1992 balance.

9.  Debt Servicing Costs

	(Thousands)
	2003	2002
Total interest costs	$909,226	$911,470
Interest reimbursed from Crown corporations and others	(314,282)	(319,507)
Other costs	16,450	24,848
Total Debt Servicing Costs	$611,394	$616,811

10.  Operating Expenditure by Function and by Object

        Operating expenditure by function is reported as follows:

	(Thousands)
	2003	2002
Agriculture	$312,762	$401,154
Community development	189,543	167,418
Economic development	101,007	109,899
Education	1,068,950	1,089,924
Environment and natural resources	169,116	177,213
Health	2,342,835	2,199,753
Protection of persons and property	263,996	244,762
Social services and assistance	681,073	686,970
Transportation	325,854	336,628
Other	307,315	307,444
Total Operating Expenditure	$5,762,451	$5,721,165

        Operating expenditure by object is reported as follows:

	(Thousands)
	2003	2002
Personal services	$525,945	$514,460
Travel	36,651	37,291
Transfers:
Government entities	2,075,265	2,080,135
Other	2,383,253	2,397,145
Supplier payments	530,716	496,720
Other	210,621	195,414
Total Operating Expenditure	$5,762,451	$5,721,165

11.  Contingencies

        Guaranteed debt

        Debt of $184.1 million (2002 — $260.8 million) is guaranteed by the Minister of Finance.

        Lawsuits

        Up to $57.5 million may be paid, depending on the outcome of lawsuits in progress.

        Indian and Northern Affairs Canada

        The Government pays for certain social services provided to status Indians and submits claims to the federal government for the cost of these services. The Government believes these costs are the responsibility of the federal government and believes they are fully reimbursable. However, the federal government denies responsibility for a portion of these costs.

        The Government is unable to determine whether or not the outstanding amounts will be reimbursed. The Government will account for any recovery resulting from the resolution of this contingency at the time of settlement. No provision for such a recovery has been made in these financial statements.

        Crop Insurance Liability

        The Saskatchewan Crop Insurance Corporation administers the federal/provincial Crop Insurance Program. Premiums for the program are paid by the General Revenue Fund, the federal government and producers. A portion of the premiums is required to be paid to reinsurance funds established by the Province and the federal government. In certain circumstances, the reinsurance funds pay benefits to the Corporation.

        In any year, where crop insurance indemnities exceed net premiums and any crop insurance fund balance, the shortfall is derived from one or both of the Crop Reinsurance Fund of Saskatchewan and the Crop Reinsurance Fund of Canada for Saskatchewan.

        At March 31, 2003, the Crop Reinsurance Fund of Saskatchewan had a deficiency of $80.4 million. Crop insurance premiums are actuarially set to cover indemnities over the long term. In the event that the deficiency in the Saskatchewan reinsurance fund cannot be recovered from future premiums, the General Revenue Fund is required to pay the deficiency.

12.   Commitments

        Major financial commitments include:

  Treaty land entitlement agreement commitments valued at approximately $48.3 million over eight years; rural municipality and school division tax loss compensation of approximately $13.2 million as land achieves reserve status over the course of the agreements;

  Research and development projects for new agriculture technology and opportunities in the agri-food industry, $13.9 million over five years;

  Weyerhaeuser Canada Ltd. agreement for road maintenance and construction, term indefinite, five year estimate of commitment, $17.4 million;

  Capital grant projects, over the next thirty years, $121.4 million;

  Contracts for highway improvement, $49.7 million;

  Computer service agreements, $40.7 million over four years;

  Projects to expand innovation and enhance the competitive ability of the Saskatchewan economy, $24.5 million over three years; and,

  Support for core operating costs of the Saskatchewan Science Centre, $2.4 million over four years.

        Included are commitments for agriculture $13.9 million, education $96.8 million, health $29.7 million, transportation $67.0 million, community development $63.9 million, economic development $24.5 million, social services and assistance $7.0 million and other $28.7 million.

13.     Related Party Transactions

        Included in these financial statements are transactions with various Saskatchewan Crown corporations, agencies, boards, and commissions related to the General Revenue Fund by virtue of common control by the Government of Saskatchewan.

        Routine operating transactions with related parties are recorded at the rates charged by those organizations and are settled on normal trade terms. These transactions include:

  payments to related parties of approximately $113.8 million (2002 — $102.8 million) to Saskatchewan Property Management Corporation and $14.3 million (2002 — $17.3 million) to Saskatchewan Telecommunications Holding Corporation;

  taxation and non-renewable resource revenue received from related parties during 2002-03 of approximately $69.0 million (2002 — $57.5 million). In addition, Saskatchewan Provincial Sales Tax and Fuel Tax are received from related parties on all taxable purchases.

        Other transactions with related parties and amounts due to or from them are described separately in these financial statements.

14.     Trust Funds

        Trust funds are property held and administered on behalf of beneficiaries. Trust assets are not owned by the Government and the Government has no equity in the funds. Therefore, trust funds are not included in the reporting entity.

        Fund balances held and administered by the General Revenue Fund at March 31, 2003, were as follows:

	(Thousands)
	2003	2002
Superannuation funds and pension plans[1]	$5,414,208	$5,901,771
Public Trustee's Trust Account	121,788	139,542
Other trusts	41,418	37,346
Total Trust Funds	$5,577,414	$6,078,659

1    The balance reflects the latest financial statements of the funds and plans closest to March 31, 2003.

15.    Comparative Figures

        Certain of the 2002 figures have been reclassified to conform with the current year presentation. With regard to expenditures, the figures are reported on the same basis as the Estimates for the prior year.

16.    Debt Reduction Account

        This account was established pursuant to The Balanced Budget Act. The Debt Reduction Account is an accounting of the accumulated surpluses of the General Revenue Fund commencing April 1, 1995.

	(Thousands)
	Budget	Actual
Debt Reduction Account, beginning of year	$630,740	$630,740
Reduction in Accumulated Deficit for the year	45	860
Debt Reduction Account, End of Year	$630,785	$631,600

DETAIL OF GENERAL REVENUE FUND DEBT
As at March 31, 2003 (unaudited)

A.    Term Debt Issued to the Public

Date of Issue	Date of Maturity	Interest Rate %	Currency	$ Amount Outstanding
July 20/93	July 15/03	6.625	Canadian U.S.	191,850,000 50,000,000
(The General Revenue Fund $150,000,000 U.S. share of this issue has been swapped into $191,850,000 Canadian dollars with an effective interest rate of 8.32%; Non Callable; annual sinking fund)
July 15/98	July 15/03	5	Canadian	71,947,700
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 1999)
August 31/93	August 31/03	8.2	Canadian	31,040,865
(The original 2,500,000,000 5.2% Japanese Yen loan has been swapped into Canadian dollars with an effective interest rate of 8.2%; Non Callable)
March 1/01	March 1/04	5-6.8	Canadian	50,000,000
(If not redeemed by the holder on March 1, 2004, this note matures on March 1, 2011. This note pays interest at 5% to March 1, 2004 and 6.8% thereafter; annual sinking fund.)
May 10/94	May 10/94	8.82	Canadian	67,116,600
(The original 5,000,000,000 4.48% Japanese Yen loan has been swapped into Canadian dollars with an effective interest rate of 8.82%; Non Callable)
June 22/99	June 17/04	5.5-5.75	Canadian	25,000,000
(If not redeemed by the holder on June 17, 2004, this note matures on June 17, 2019. This note pays interest at 5 ½% to June 17, 2004 and 5 ¾% thereafter.)
July 15/99	July 15/04	5	Canadian	140,861,200
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2000.)
July 26/94	July 15/04	Var.	Canadian	553,094,588
(The original $400,000,000 8% U.S. debentures have been swapped into Canadian dollars; $200,000,000 at 9.83%; $127,587,285 at 4.98% and $72,412,715 at 4.982%; Non Callable; annual sinking fund)
August 16/94	August 16/04	9.5	Canadian	300,000,000
(Non Callable; annual sinking fund)
December 30/86	December 30/04	9.625	Canadian	100,000,000
(Non Callable)
February 17/00	January 25/05	6.1-6.25	Canadian	25,000,000
(If not redeemed by the holder on January 25, 2005, this note matures on January 25, 2030. This note pays interest at 6.1% to January 25, 2005 and 6 ¼% thereafter; annual sinking fund.)
January 16/02	April 1/05	4.205	Canadian	50,000,000
(The original floating rate debt pays interest at the three month BA rate plus 0.09%. This has been swapped into a fixed rate obligation at 4.205%.)
July 15/00	July 15/05	5.75	Canadian	483,580,300
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2001.)
December 19/95	December 19/05	7.5	Canadian	300,000,000
(Non Callable; annual sinking fund)
March 24/99	March 5/06	5-5.6	Canadian	60,000,000
(If not redeemed by the holder on March 5, 2006, this note matures on March 5, 2029. This note pays interest at 5% to March 5, 2006 and 5.6% thereafter.)
October 27/00	June 1/06	6	Canadian	250,000,000
(Non Callable)
Date of Issue	Date of Maturity	Interest Rate %	Currency	$ Amount Outstanding
July 15/01	July 15/06	4.25	Canadian	47,926,400
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2002.)
August 23/96	August 23/96	7.846	Canadian	63,684,000
(The original 5,000,000,000 3.451% Japanese Yen loan has been converted by forward contract to Canadian dollars resulting in an all-in cost of 7.846%; Non Callable)
November 1/01	December 1/06	4.75	Canadian	300,000,000
(Non Callable)
January 25/00	January 25/07	6.35	Canadian	30,000,000
(Extendible at the option of the holder to January 25, 2030; annual sinking fund.)
January 25/00	January 25/07	5.49-6.35	Canadian	170,000,000
(Extendible at the option of the holder to January 25, 2030. This note, which pays interest at 6.2% to January 25, 2007 and 6.35% thereafter, has been swapped into an obligation paying 5.49% to January 25, 2007, and 6.35% thereafter; annual sinking fund.)

March 9/00	March 9/07	6.25	Canadian	250,000,000
(Non Callable)
May 15/97	May 15/07	6.65	Canadian	30,000,000
(Non Callable; annual sinking fund)
July 15/02	July 15/07	3.25	Canadian	52,516,500
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2003)
January 31/02	September 6/07	5	Canadian	400,000,000
(Non Callable)
March 2/83	March 1/08	9	Canadian	50,000,000
(Non Callable)
March 15/93	March 15/08	7.125	U.S.	194,000,000
(Non Callable; annual sinking fund)
November 28/97	May 28/08	5.5	Canadian	20,000,000
(Non Callable; annual sinking fund)
February 26/98	June 2/08	5.5	Canadian	400,000,000
(Non Callable; annual sinking fund)
February 13/02	February 13/09	5.05-6.30	Canadian	30,000,000
(Extendible at the option of the holder to February 13, 2032; this note pays interest at 5.05% to February 13, 2009 at 6.3% thereafter.)
September 24/02	September 24/09	4.75	Canadian	250,000,000
(Non Callable)
November 12/99	November 12/09	6.5	Canadian	250,000,000
(Non Callable; annual sinking fund)
January 18/90	January 18/10	10	Canadian	300,000,000
(Non Callable; annual sinking fund)
September 1/00	September 1/10	6.15	Canadian	550,000,000
(Non Callable; annual sinking fund)
September 20/02	December 3/12	5.25	Canadian	350,000,000
(Non Callable; annual sinking fund)
February 2/93	February 1/13	8	Canadian U.S.	292,060,000 200,000,000
($200,000,000 of the U.S. $400,000,000 debenture issue has been swapped to Canadian dollars with an effective interest rate of 7 1/4%; Non Callable; annual sinking fund)
Date of Issue	Date of Maturity	Interest Rate %	Currency	$ Amount Oustanding
July 20/93	July 15/13	7.375	U.S.	300,000,000
(Non Callable; annual sinking fund)
March 14/91	April 10/14	10.25	Canadian	583,916,000
(Non Callable; annual sinking fund)
December 1/65	December 1/15	5.125	Canadian	1,437,173
(Payable in blended semi-annual payments of principal and interest totalling $76,399.60. Prepayable in whole or in part any time prior to December 1, 2015, without penalty)
September 17/16	September 17/16	7.93	Canadian	16,515,000
(Non Callable Serial Note)
December 20/90	December 15/20	9.375	U.S.	300,000,000
(Non Callable; annual sinking fund)
February 26/91	February 15/21	9.125	U.S.	200,000,000
(Non Callable; annual sinking fund)
February 4/92	February 4/22	9.6	Canadian	255,000,000
(Non Callable; annual sinking fund)
July 21/92	July 15/22	8.5	U.S.	300,000,000
(Non Callable; annual sinking fund)
May 30/95	May 30/25	8.75	Canadian	175,000,000
(Non Callable; annual sinking fund)
December 4/98	March 5/29	5.75	Canadian	350,000,000
(Non Callable; annual sinking fund)
December 10/01	September 5/31	6.4	Canadian	550,000,000
(Non Callable; annual sinking fund)
September 16/02	September 5/42	5.7	Canadian	50,000,000
(Non Callable; annual sinking fund)

B.     Debentures Issued to Minister of Finance of Canada

Date of Issue	Date of Maturity	Interest Rate	Amount Outstanding
Re: Canada Pension Plan[1]
April 1983-March 1984	April 2003-March 2004	11.60	109,328,000
April 1984-March 1985	April 2004-March 2005	13.37	104,274,000
April 1985-March 1986	April 2005-March 2006	11.48	112,507,000
April 1986-March 1987	April 2006-March 2007	9.61	133,709,000
April 1987-March 1988	April 2007-March 2008	9.61	88,333,000
April 1988-March 1989	April 2008-March 2009	10.08	93,932,000
April 1989-March 1990	April 2009-March 2010[2]	9.90	101,867,000
April 1990-March 1991	April 2010-March 2011[2]	10.85	90,318,000
April 1991-March 1992	April 2011-March 2012[2]	9.92	90,664,000
April 1992-March 1993	April 2012-March 2013[2]	9.37	62,705,000
April 1999-March 2000	April 2019-March 2020[2]	6.34	46,335,000
April 2000-March 2001	April 2020-March 2021[2]	6.54	75,553,000
April 2002-March 2003	April 2022-March 2023[2]	5.86	41,182,000
			$1,150,707,000

Re: The Municipal Development Loan Fund
1965-1967	2005-2007	5.38%	$ 14,044
Re: Agricultural Service Centres Loan Agreement
1984-1985	2004	12.50%	$ 5,873
Total			$ 1,150,726,917

1  All debentures issued to the CPP have a 20-year maturity, are callable at the option of the Province and are redeemable in certain circumstances. The interest rates have been prepared on a weighted average basis.

2   Subject in part to annual sinking funds; equity in sinking funds at March 31, 2003, $51,664,328.

Summary

$ Thousands
Payable in Canadian Funds:
Term Debt Issued to the Public	$8,517,546
Debentures Issued to Minister of Finance of Canada	1,150,727
Payable in Foreign Currencies
Term Debt Issued to the Public (converted to Canadian Dollars)	2,268,599
Term Debt Outstanding	11,936,872
Promissory Notes Outstanding	397,500
Gross Debt	$12,334,372

CROWN CORPORATIONS

Introduction

        Saskatchewan’s Crown corporations are involved in a broad range of activities including the provision of electricity, natural gas, telecommunications, financial services and other goods and services. Certain Crown corporations are commercial enterprises intended to be self-sustaining while others receive an annual appropriation to cover costs of administration and other expenses.

        Traditionally, the capital requirements of the Government’s enterprises have been financed, with few exceptions, through direct obligations of, or advances by, the General Revenue Fund (“GRF”). Provincial legislation governing certain Crown corporations provides for the issuance of securities by these enterprises, with or without a guarantee of the Province. Pursuant to The Financial Administration Act, 1993, all borrowings by Provincial Crown corporations must be approved by the Minister of Finance for Saskatchewan.

        Loans and advances to, and investments in, Crown corporations are carried in the financial statements of the GRF at cost. Loans and equity investments are written down to their estimated net realizable value.

        For administrative purposes, Saskatchewan’s Crown corporations are categorized into two separate groups. Most Crown corporations with commercial operations are under the purview of, and report to, Crown Investments Corporation of Saskatchewan, as discussed below. All other Crown corporations report directly to the Treasury Board, which is a committee of the Executive Council. The Saskatchewan Opportunities Corporation has dual reporting requirements.

Crown Investments Corporation of Saskatchewan (“CIC”)

        Introduction.   CIC is a Provincial Crown corporation without share capital, established and operating under authority of The Crown Corporations Act, 1993, wholly owned by the Government of Saskatchewan. CIC is responsible for certain Provincial investments including Crown corporations and financial and operating investments. Crown corporations are designated as being under the purview of CIC by legislation or Order-in-Council. As at December 31, 2002, there were eleven corporations so designated.

        Fiscal Year 2002 Highlights — Non-Consolidated Basis.   CIC, as a legal entity, makes investments, borrows money, receives dividends and interest income and pays interest, grants and other expenses. The results of these transactions are reflected in CIC’s Non-Consolidated Financial Statements which, unlike the financial statements of the GRF, are based on the calendar year.

        Non-consolidated net earnings in 2002 were $262.8 million compared to $110.2 million in 2001. The $152.6 million increase was largely due to the sale of CIC’s remaining shares in Cameco Corporation for a gain of $125.7 million (non-consolidated basis)1, and higher dividend revenue. These increases were partially offset by lower interest earned on investments and higher operating expenses.

        Revenues for the year were $174.2 million, an increase of $33.1 million from 2001. The increase was primarily the result of higher dividends from subsidiary Crown corporations and CIC Industrial Interests Inc., partly offset by lower interest earned on investments.

        The following dividends were declared to CIC in 2002.

Millions
Saskatchewan Power Corporation	$82.3
Saskatchewan Telecommunications Holding Corporation	58.6
SaskEnergy Incorporated	4.5
Saskatchewan Government Insurance	--
CIC Industrial Interests Inc	11.6
Dividends declared to CIC from CIC Crown corporations in 2001 totalled $116.5 million.	$157.0

1   CIC Consolidated and CIC Non-Consolidated financial statements are prepared using different accounting policies for investments in share capital corporations (equity versus cost method). As a result, the carrying value of the investment in Cameco Corporation, and the resulting gain on sale, differ between CIC Consolidated and CIC Non-Consolidated.

        Expenses were $18.0 million in 2002 (2001 — $17.8 million), reflecting higher operating expenses largely offset by reduced net interest expense. Operating expenses were $12.2 million (2001 — $10.8 million). Interest expense decreased to $5.6 million (2001 — $6.9 million), reflecting the repayment of maturing long term debt in 2001. Debt at year-end was $25.9 million (2001 — $22.6 million). The $3.3 million increase relates to the transfer of Saskatchewan Opportunities Corporation’s investment portfolio assets and related liabilities and obligations to CIC.

        CIC did not have any asset write-downs in either 2001 or 2002.

        Fiscal Year 2002 Highlights — Consolidated Basis.   The financial statements of CIC are consolidated with the Crown corporations under its purview and other investments to provide the Legislature with financial information relating to the aggregate results of these corporations. The corporations provide a wide variety of services and sell various commodities in both domestic and international markets. The diversified nature of the corporations within the consolidated group is such that the operating results are affected by events and conditions occurring throughout the world.

        For the year ended December 31, 2002, CIC reported consolidated net earnings of $284.1 million on total revenues of $3.5 billion, compared to consolidated net earnings of $132.2 million on total revenues of $3.4 billion in 2001. Excluding non-recurring gains of $71.0 million (2001 – losses of $75.7 million), and income tax expense of $6.5 million (2001 – nil), earnings from ongoing operations were $219.6 million (2001 — $207.8 million). The increase mainly reflects higher income at SaskPower due to increased hydroelectric generation which replaced higher cost supply sources, and increased revenue at Meadow Lake Pulp Limited Partnership (“MLPLP”) due to a modest improvement in pulp commodity markets. Partly offsetting these increases were decreases in income at NewGrade due to lower oil price differentials, and a loss at SGI reflecting a combination of lower investment earnings and a loss on its Ontario operations. Non-recurring items in 2002 consisted of CIC’s $111.4 million gain (consolidated basis)1 on the sale of its remaining Cameco Corporation shares, partly offset by a $40.4 million provision taken on Austar United Communications Limited. Non-recurring items in 2001 consisted primarily of losses on natural gas commodity sales by SaskEnergy ($61.3 million) and the write-down of potato storage assets ($14.3 million).

        As CIC has strengthened its financial position by reducing its non-consolidated debt to a self-supporting level, higher dividends to the GRF have been possible. CIC has been able to increase its regular GRF dividend from $50.0 million in 1995, 1996, and 1997 to $100.0 million in 1998 and $125.0 million in 1999. Also, proceeds from the 1998 sale of the Bi-Provincial Upgrader enabled CIC to declare a special dividend of $100.0 million to the GRF, and the repayment of $85.0 million in equity advances from the GRF. The Provincial Cabinet deferred the declaration of CIC’s $150.0 million dividend to the GRF for 2000. For 2001, CIC declared a regular dividend of $200.0 million. In 2002, CIC declared a $300.0 million dividend to the GRF, including a $100.0 million portion of the dividend deferred for 2000. CIC also paid $181.3 million as an equity repayment related to the February 2002 sale of its remaining interest in Cameco Corporation. CIC expects to declare a $200.0 million dividend to the GRF in 2003.

        During 2002, capital expenditures made by CIC and the Crown corporations under its purview totaled $528.5 million compared to $541.1 million spent in 2001. Taxes and resource payments made by the corporations were $106.2 million in 2002 compared to $103.5 million in 2001. Total consolidated assets administered by CIC were $8.1 billion as at December 31, 2002, down from $8.2 billion as at December 31, 2001.

        On July 26, 2000, the Saskatchewan Rate Review Panel (“SRRP”) was established with a mandate to conduct a review and provide an opinion on the fairness and reasonableness of proposed Crown corporation monopoly rate changes, referred to the Panel by the Minister of Crown Investments Corporation, considering the interests of the customer, the Crown corporation, and the public.

        Cabinet approved SaskEnergy’s interim increase in natural gas consumption rates from 20.14 cents per cubic metre to 26.85 cents per cubic metre effective May 1, 2003, pending a recommendation from SRRP. Subsequent to SRRP’s review of the interim increase, the rate was adjusted to 25.82 cents per cubic metre effective August 1, 2003.

        In June 2001, SRRP’s recommendation for a 24.4 per cent rate increase for natural gas consumption rates from 16.69 cents per cubic metre to 23.38 cents per cubic metre was approved by Cabinet in the face of a significant spike in the market price of natural gas. The rate increase was mitigated for customers by Cabinet’s direction to SaskEnergy to absorb $75.9 million in costs that would otherwise have been passed on to consumers.

        In October of 2001, Cabinet approved a decrease in natural gas consumption rates from 23.38 cents per cubic metre to 20.14 cents per cubic metre effective November 1, 2001.

1   CIC Consolidated and CIC Non-Consolidated financial statements are prepared using different accounting policies for investments in share capital corporations (equity versus cost method). As a result, the carrying value of the investment in Cameco Corporation, and the resulting gain on sale, differ between CIC Consolidated and CIC Non-Consolidated.

        In December of 2001, Cabinet approved SRRP’s recommendation that SaskPower receive a 4.54 per cent system-wide average increase effective January 1, 2002 to recover higher costs associated with fuel, operations, maintenance and administration, as well as to rebalance rates to align customer rates more closely with the associated cost of service.

        CIC administers eleven subsidiary Crown corporations, and one wholly owned subsidiary incorporated under The Business Corporations Act (Saskatchewan). CIC also holds major investments in four different entities. Following is a brief commentary on CIC’s major holdings.

Active Crown Corporations

        As at December 31, 2002, the following eleven active Crown corporations were under CIC’s purview: Information Services Corporation of Saskatchewan, Saskatchewan Development Fund Corporation, SGGF Management Corporation, SGI, Saskatchewan Opportunities Corporation, SaskPower, SaskTel (Holding Corporation), Saskatchewan Telecommunications (a subsidiary of SaskTel), STC, Saskatchewan Water Corporation, and SaskEnergy. Of these corporations, SaskPower, SaskTel and SaskEnergy are the most significant in terms of assets, liabilities and operating income generated.

        Saskatchewan Power Corporation.   SaskPower provides electrical energy and related services including the generation, purchase, transmission, distribution and sale of electricity and related products and services.

        SaskPower’s net earnings were $126.7 million in 2002 compared to $29.1 million in 2001. Net earnings rose mainly due to increased hydroelectric generation which reduced reliance on higher cost supply sources, decreased natural gas prices and lower finance charges.

        Total revenues decreased to $1.124 billion in 2002 from $1.126 billion in 2001 largely due to a decline in export sales, partially offset by higher Saskatchewan sales revenue. Total expenses of $997.4 million in 2002 decreased from $1.097 billion in 2001 primarily due to a decrease in fuel and purchased power costs and lower finance charges. SaskPower’s net debt was $1.886 billion in 2002 (2001 — $1.911 billion). Finance charges decreased to $141.0 million in 2002 from $181.2 million in 2001, primarily due to the impact of a stronger Canadian dollar, which resulted in foreign exchange gains on U.S. dollar denominated debt.

        For 2002, SaskPower declared a dividend to CIC of $82.3 million (2001 — $16.0 million).

        Capital spending of $305.4 million in 2002 (2001 — $363.8 million) was for new generation projects (Queen Elizabeth Power Station repowering, Cory Cogeneration Station project and wind generation facilities), customer connections and improving and extending the life of existing generation plants and transmission and distribution infrastructure.

        SaskPower International, a wholly owned subsidiary of SaskPower, invested $51 million in 2002 (2001 — $63 million) to complete the construction of the Cory Cogeneration Station, a joint venture with ATCO Power Canada Ltd. of Alberta to develop, own and operate a 228 megawatt natural gas fired cogeneration facility at the Potash Corporation of Saskatchewan’s Cory mine site near Saskatoon. The project commenced commercial operations in January 2003. In 2002, SaskPower invested $8.0 million (2001 — $2.0 million) on construction of wind generation facilities to complete the 5.9 megawatt Cypress Wind Power Facility to supply the green energy requirements of the Provincial Government and SaskPower’s head office. The facility was commissioned in October 2002. The upgrade of the Queen Elizabeth Power Station project was also completed in June 2002.

        In December of 2001, SaskPower received approval for a 4.54 per cent system-wide average increase effective January 1, 2002 to recover higher costs associated with fuel, operations, maintenance and administration, as well as to rebalance rates to align customer rates more closely with the associated cost of service.

        In 2002, Saskatchewan’s wholesale electricity market was opened to competition for the first full year through the posting of an Open Access Transmission Tariff (“OATT”) by SaskPower. Under the OATT, SaskPower provides non-discriminatory access to its transmission system and gains improved reciprocal access to transmission capacity of other jurisdictions for export purposes.

        Saskatchewan Telecommunications Holding Corporation.   SaskTel is the leading full service communications company in Saskatchewan, providing competitive voice, data, dial and high speed Internet, wireless, data storage and web-hosting applications, text and messaging services over a fiber optic based fully digital network. The Corporation’s major asset is a wholly owned subsidiary, Saskatchewan Telecommunications, which has been the principal supplier of telecommunications in Saskatchewan for over 90 years. The Corporation also maintains investments in companies that provide directory publishing, remote security monitoring, system design, project management, engineering consulting, software sales, multimedia, cable television, transaction clearing house, wireless point of sale, broadband Internet streaming, Internet pawnshop transaction tracking, advertising services, and telecommunication to business customers in British Columbia, Alberta, Ontario and Quebec. Through interconnection agreements with the Canadian telecommunication industry – primarily Bell Canada – the Corporation is part of the national and global communications network.

        SaskTel’s consolidated net income in 2002 was $65.1 million compared to $101.5 million in 2001. SaskTel wrote down its investments in Austar United Communications Limited by $40.4 million, and Soft Tracks Enterprises Ltd. by $0.9 million. Net income before write downs was $106.5 million.

        The Corporation’s consolidated income from operations decreased by $13.4 million in 2002. Increased revenues from diversified operations and increased cellular, data and internet revenues, Operational Efficiency Program cost savings, and the net benefit to the Corporation from the national contribution fund were more than offset by reduced long distance revenues and increased operating costs for diversification and growth initiatives.

        Operating revenues for 2002 increased to $893.5 million, up $30.1 million from $863.4 million in 2001. Increases in cellular, internet, data, entertainment services, directory and diversified operations such as Navigata Communications Inc., SecurTek Monitoring Solutions Inc. and Hospitality Network Canada Partnership, were partially offset by reduced long distance, contribution and consulting revenues. Competitive pricing, combined with strong customer focus, enabled SaskTel to retain approximately 89 per cent of the Saskatchewan long distance market.

        Operating expenses for 2002 increased to $754.0 million, up $43.4 million from $710.6 million in 2001. Increases in expenditures from diversified operations, salaries (as per collective agreement), pensions and benefits and corporate capital taxes were only partially offset by reduced contribution and carrier costs, lower depreciation and amortization and cost savings from the Operational Efficiency Program.

        The Corporation continues to self-finance its capital and dividend requirements. Debt was $439.5 million in 2002 compared to $450.2 million in 2001. Interest charges decreased to $33.7 million in 2002 from $42.0 million in 2001, primarily due to a foreign exchange gain of $0.9 million recorded in 2002, compared to an $8.1 million loss in 2001.

        In 2002, SaskTel invested $13.3 million in the acquisition of businesses and $1.6 million in long term investments. In 2001, SaskTel invested approximately $12.3 million in long term investments and $26.1 million in the acquisition of businesses, including SaskTel’s acquisition of 100% of Navigata Communications Inc. (formerly RSL COM Canada Inc.) and its subsidiaries for $16.7 million.

        The corporation’s net capital spending in 2002 was $165.0 million, compared to $126.7 million in 2001. The increase reflects a greater focus on growth and diversification initiatives such as Max interactive services, multimedia development, CommunityNet and digital cellular expansion. SaskTel Wireline invested approximately $99.7 million (2001 — $63.9 million) in growth and diversification initiatives in 2002, an increase of $35.8 million. In addition, expenditures relating to sustaining capital assets decreased by $4.7 million to $28.2 million in 2002 (2001-$32.9 million). SaskTel Wireless capital expenditures totaled $29.1 million in 2002, an increase of $6.8 million from 2001. The majority of this investment was used for digital cellular network development, expansion and coverage improvements.

        During 2002, SaskTel declared a dividend of $58.6 million to CIC (2001 — $91.3 million).

        In May 2002, the Canadian Radio-television and Telecommunications Commission (“CRTC”) released details of the price cap framework that will apply to SaskTel and all incumbent local exchange carriers for the next four years. Under this price cap plan, SaskTel has limited flexibility as it relates to pricing of local residential and business services. In addition, the plan results in annual reductions to the amount of funding available to support high cost areas and annual reductions to prices paid by competitors for services obtained from SaskTel.

        SaskEnergy Incorporated.   SaskEnergy operates a natural gas distribution utility that provides natural gas and related services to residential, farm, commercial and industrial customers in Saskatchewan. In addition, TransGas Limited (“TransGas”) is SaskEnergy’s wholly owned natural gas transmission and storage subsidiary.

        SaskEnergy’s consolidated earnings in 2002 were $6.9 million compared to loss of $15.4 million in 2001. The loss incurred by the natural gas distribution utility was $37.4 million. The net income for TransGas was $43.3 million.

        Consolidated net income in 2002 was $31.4 million before a loss of $24.6 million from commodity sales as tracked through the Gas Cost Variance Account (“GCVA”). The GCVA was established to accumulate the differences between the commodity rate charged to customers, which is based on the forecast cost of gas sold, and the actual cost of gas sold. The purpose of the GCVA is to ensure that customers ultimately pay only actual costs for the commodity. In accordance with current accounting methods, the change in the balance of the GCVA over a reporting period either increases or decreases earnings. The balance in the GCVA at December 31, 2002 was a $31.7 million deficit.

        Revenues of $277.3 million, excluding commodity sales, were down from $291.6 million in the previous year primarily due to reduced gas sales from certain storage facilities.

        Expenses were $245.8 million in 2002 compared to $245.6 million in 2001.

        Debt decreased to $791.8 million from $841.8 million in 2001 primarily due to lower financing requirements for natural gas in storage and a smaller loss on commodity sales relative to 2001.

        Capital spending of $56.8 million in 2002 (2001 — $57.9 million) was primarily for new customer connections to the natural gas distribution utility network, and supporting transmission pipeline system expansion and pipeline integrity programs.

        In November 2002, TransGas received Cabinet approval for a 2 per cent general increase which was implemented January 2003. As a result of stronger than anticipated revenues in 2003 attributable to increased throughputs, Cabinet approved a temporary 4 per cent reduction to transportation and storage rates for the period August 1 to December 31, 2003.

        Cabinet approved SaskEnergy’s interim increase in natural gas consumption rates from 20.14 cents per cubic metre to 26.85 cents per cubic metre effective May 1, 2003, pending a recommendation from SRRP. Subsequent to SRRP’s review of the interim increase, the rate was adjusted to 25.82 cents per cubic metre effective August 1, 2003.

        For 2002, SaskEnergy declared dividends of $4.5 million (2001 – nil) to CIC.

Major Investments

        CIC has invested as a commercial partner in a number of enterprises. The most significant of these are discussed below.

        NewGrade Energy Inc. (“NewGrade”).   NewGrade operates a heavy oil upgrading plant in Regina. NewGrade’s outstanding voting shares are owned 50 per cent by the Government of Saskatchewan through CIC and 50 per cent by Consumers’ Co-operative Refineries Limited (“CCRL”), a wholly owned subsidiary of Federated Co-operatives Limited of Saskatoon. The plant is currently operating substantially above design capacity with the ability to produce an output of approximately 3.23 million cubic metres of upgraded crude oil in any year in which the complex undergoes a one-month maintenance shutdown.

        NewGrade recorded a net profit for its fiscal year ending October 31, 2002, which contributed $6.5 million to CIC’s consolidated earnings for the year ended December 31, 2002, (2001 — $51.0 million). NewGrade’s earnings were considerably lower than the exceptional earnings recorded in 2001 due in part to substantially lower crude oil price differentials as well as a $13.9 million interest payment to the two shareholders on previously advanced cash deficiency funding in December 2001.

        In 2002, NewGrade made a cash distribution to the two shareholders. CIC received $16.7 million and CCRL received $23.2 million. This cash distribution fully repaid all outstanding shareholder cash deficiency funding and also repaid CCRL’s $12.8 million in interest free project loans. CCRL is still owed $7.2 million on its project loans, after which all dividends will be split equally between the two shareholders.

        NewGrade’s total government-guaranteed debt at March 31, 2003 was U.S. $69.7 million. These amounts were guaranteed 56.7 per cent directly by the Government of Saskatchewan and 43.3 per cent by the Government of Canada but indemnified by CIC.

        Saskferco Products Inc. (“Saskferco”).   Saskferco is a nitrogen-based fertilizer plant located near Belle Plaine with its head office in Regina. Saskferco completed a self-financed $35.8 million expansion of its plant in September 1997 that has increased its average annual urea production capacity by 180,000 tonnes to 930,000 tonnes and reduced average ammonia production by 104,000 tonnes to 73,000 tonnes. The nitrogen fertilizers produced by Saskferco service the agricultural markets in Canada and the northern United States, as well as off-shore. CIC Industrial Interests Inc. (“CIC III”) owns 49 per cent of Saskferco, Cargill Limited (Canada) owns 50 per cent, and Citibank Canada owns 1 per cent.

        Saskferco recorded a net profit for calendar 2002. This increased CIC’s consolidated earnings for the year ended December 31, 2002 by $6.8 million (2001 — $3.2 million). The earnings increased due to higher urea and ammonia prices in 2002 resulting from reduced North American production as less efficient plants shut down due to higher natural gas prices.

        Medium Term Notes issued by Saskferco with a principal amount of U.S. $129.0 million as at March 31, 2003, are guaranteed by the GRF (principal was subsequently reduced to U.S. $108.0 million on May 31, 2003). The project agreements provide that cash flow will be allocated on a priority basis to the reduction of guaranteed debt. As a result of surplus cash from operations, Saskferco has established a debt retirement fund specifically for the Medium Term Notes. The fund had a balance of $123.1 million as of March 31, 2003. The GRF receives commercially-based guarantee fees based on guaranteed debt outstanding.

        In addition to guaranteeing the debt noted above, the GRF may, in certain circumstances, be obligated to provide additional financial support by way of a loan to Saskferco, in an amount not to exceed the lesser of $30.0 million or 15 per cent of the amount of guaranteed debt outstanding. Any such loan that may be necessary is to be repayable by Saskferco to the GRF on a priority basis and will bear interest at a chartered bank’s prime rate plus 1 per cent per annum. CIC does not currently expect that this additional financing will be required.

        Meadow Lake Pulp Limited Partnership (“MLPLP”).   MLPLP operates one of the world’s first zero-effluent chemi-thermomechanical pulp (“CTMP”) mills. The mill uses 100.0 per cent aspen as the fibre source, producing up to 300,000 tonnes per annum of hydrogen peroxide bleached CTMP. CIC Pulp Ltd., a wholly owned share capital subsidiary of CIC III, owns 50 per cent of MLPLP, with Millar Western Industries Ltd. holding the remaining 50 per cent. The state-of-the-art, environmentally friendly mill is located near Meadow Lake. Its wood pulp is sold in Canada, the United States and off-shore.

        CIC’s share of MLPLP’s loss for the year ended December 31, 2002 was $2.3 million (2001 — $15.0 million loss).

        Due to the low pulp prices in 1997, MLPLP experienced cash flow difficulties, necessitating partner guarantees totaling $10.0 million for additional short term operating financing. As a result of the continuation of the low pulp prices in 1998, the partners were required to fully honour the amounts guaranteed by them for the additional short term operating financing. In addition, CIC agreed to fund all cash flow deficiencies of MLPLP beyond cash available under its Bank Operating Loan Agreement, until August 1999. CIC also gave assurances that arrangements would be made to reduce MLPLP’s long term bank loan from U.S. $85.0 million to an amount deemed reasonable by the lender by August 1999. The bank agreed to extend the August 1999 maturity date to May 2000 on the condition that CIC continue to fund all cash flow deficiencies of MLPLP to May 2000 and that MLPLP pay down the bank term loan to U.S. $75 million. This loan was paid down to that amount by August 31, 1999. During 2000, the bank agreed to extend the May 2000 maturity date to July 31, 2001 on the same terms.

        In 2001, MLPLP entered into new financial arrangements with a different term lender. CIC is guaranteeing the new $80.0 million term facility. The facility has a five year term with a balloon payment of $40.0 million at the end of the term. MLPLP also entered into a new bank operating line arrangement which has no recourse to CIC. Continued weak pricing for pulp in 2002 resulted in CIC making $8.0 million in principal payments under the guarantee. CIC made an additional $2.0 million payment under the guarantee in January 2003. The stronger pulp prices experienced in 2003 have allowed MLPLP to meet its April, July and October principal payments, in addition to internally financing a major capital improvement project. MLPLP is making all of the required interest payments.

        HARO Financial Corporation (“HARO”).   HARO is a Regina-based company created to acquire an ownership interest in Crown Life Insurance Company (“Crown Life”). CIC III owns 68 million non-voting, common shares of HARO at a cost of $68.0 million. At December 31, 2002, HARO held a 65.21 per cent ownership interest in Crown Life and Extendicare held 34.79 per cent. CIC III also had a loan to HARO totaling $139.0 million.

        On May 26, 1998, Crown Life announced that it had entered into an agreement to sell its Canadian insurance business (other than its Canadian reinsurance business), its U.S. group life and health insurance business, substantially all of its non-Canadian reinsurance business, and its insurance business in certain other jurisdictions in which Crown Life is licensed, to The Canada Life Assurance Company (“Canada Life”). Canada Life administers the remaining Crown Life insurance business under an administrative services agreement. Canada Life may either (a) acquire the balance of the insurance business at a later date after the satisfaction of certain conditions or (b) elect or, under certain conditions, be obligated to purchase the outstanding common shares of Crown Life. The Canada Life transaction closed on January 1, 1999 with the second close slated for January 1, 2004. This date will likely be delayed as a result of the sale of Canada Life to Great West Lifeco Inc. which received regulatory approval from the Government of Canada on June 27, 2003.

        Crown Life’s common shares were delisted from the Toronto Stock Exchange (“TSX”) on January 31, 2001. The Crown Life Class 1 preferred shares were redeemed in the amount of $91.3 million ($25.00 per share) on December 31, 2001. The preferred shares were no longer required for Crown Life’s regulatory capital base. The shares were issued in 1984 and were widely held by the public.

        Crown Life’s performance determines HARO’s capacity to service its term loan from CIC III. In 2002, HARO received dividends of $40.1 million that were applied to principal and interest on its term loan. The HARO demand loan was extended, as contractually allowed, for five years commencing December 15, 2002, under the existing terms and conditions excepting the interest rate was set at 5.5 per cent per annum.

        Crown Life placed $60 million for management with Crown Capital Partners Inc. (“CCPI”) which established Crown Fund 1 to invest in Western Canadian private equity. CCPI also manages the Saskatchewan Government Growth Funds and Crown Venture Fund.

        In May 2002, Crown Life fully repaid a note payable to Canada Life in the amount of $69.3 million with an additional payment for the interest rate differential of $5 million to compensate for early repayment.

        Much of the outstanding insurance litigation that Crown Life was involved in has been resolved.

        As at December 31, 2002, Crown Life had $1.1 billion in total assets under management, primarily bonds (44 per cent), mortgage loans (16 per cent), real estate (8 per cent) and cash/short term investments (23 per cent). Most of the remaining assets will be liquidated with proceeds used to extinguish liabilities and most of the balance distributed to shareholders over time. CIC III expects to recover at least the balance of its investment in HARO within three to four years.

        Crown Life’s ratio of equity to liabilities was 2.2:1 at December 31, 2002 (2001 — 2.4:1) and net income for 2002 was $21.6 million (2001 — $40.1 million). Earnings per common share were $6.75 for the year compared with $9.77 in 2001.

Other Investments

        CIC held shares in one major publicly traded corporation discussed below.

        Cameco Corporation (“Cameco”).   Cameco is one of the world’s largest, low-cost uranium mining and processing companies. Its head office is in Saskatoon. Its uranium products are used to generate electricity in nuclear plants around the world. It also has a significant presence in gold exploration and mining, and purchased a 15 per cent interest in a major supplier of electricity to the Province of Ontario in 2001. CIC assumed the former Saskatchewan Mining Development Corporation’s (“SMDC”) ownership in Cameco after SMDC’s wind-up in 1993. Various share transactions reduced CIC’s ownership to 5.4 million shares, representing a 9.7 per cent interest at December 31, 2001.

        In February 2002, CIC sold its remaining interest in Cameco for net proceeds of $226.4 million and a gain on sale of $111.5 million (consolidated basis). In March and April of 2002, CIC repaid a total of $181.3 million in equity advances to the GRF.

        In 2001, CIC received $2.7 million in dividends from Cameco.

        Investment Portfolio.   In addition, CIC manages a portfolio of small and medium sized loans and a small property portfolio. The combined book value of those portfolios at December 31, 2002 was $29.7 million.

Major Wholly Owned Subsidiary

        CIC Industrial Interests Inc. (“CIC III”). CIC III, a share capital corporation incorporated under The Business Corporations Act (Saskatchewan), is a wholly owned subsidiary of CIC. CIC III was created as a vehicle to own certain investments in entities of a commercial nature which involved some degree of private ownership. CIC III’s major loans and investments include HARO, MLPLP through CIC Pulp Ltd., and Saskferco.

        CIC III reported earnings of $11.6 million in 2002 compared to a loss of $15.7 million in 2001. The increase is primarily due to improvements in earnings from equity investments, which provided income of $0.9 million (2001 — $27.0 million loss). The improvement in equity earnings was due mainly to improved results from CIC III’s investment in MLPLP which contributed a loss of $2.3 million compared to a loss of $15.0 million in 2001. 2001 results also included $16.6 million in losses from Saskatchewan Valley Potato Corporation primarily relating to a write-down of production assets. Interest and other revenue totaled $11.2 million in 2002 (2001 — $14.8 million). Interest revenue reflects HARO’s partial repayment of outstanding loans. Revenues also included $3.6 million in gains on sale of investments (2001 – nil) primarily due to a $3.0 million gain on the sale of Great Western Brewing Company Limited.

        Expenses were $4.1 million (2001 — $3.5 million). The $0.6 million increase was primarily due to accrual of a $1.0 million loan guarantee related to FarmGro Organic Foods Inc., which entered receivership in December 2002.

        CIC’s non-interest bearing advances to CIC III increased by $25.9 million to $179.2 million as at December 31, 2002 (2001 — $153.3 million).

        CIC III’s total assets increased by $25.5 million to $577.0 million at December 31, 2002. During 2002, CIC III provided equity for the following investments: $23.6 million to Meadow Lake OSB Limited Partnership as part of a $27.5 million commitment to build a state- of-the-art oriented strand board plant in northern Saskatchewan; $5.0 million to Prairie Ventures Fund Limited; $0.9 million to Primaxis Technology Ventures Incorporated; $1.2 million to Western Life Sciences Venture Fund Limited Partnership; and, $1.6 million to Foragen Technologies Limited Partnership. CIC III advanced $8.0 million to MLPLP, as a loan, to fund MLPLP’s long term debt due in 2002.

        During 2002, CIC III declared a dividend of $11.6 million to CIC (2001 – nil).

        On September 2, 2003, the Government of Saskatchewan announced that CIC III would be reorganized as a distinct organization, Investment Saskatchewan Inc., with an independent Board of Directors. CIC’s interest in NewGrade Energy Inc. will be transferred to this entity.

Crown Investments Corporation of Saskatchewan

Consolidated Statement of Financial Position

	At December 31
	1998	1999	2000	2001	2002
	(Thousands)
Assets
Current	$922,505	$915,064	$1,117,005	$1,464,069	$1,311,008
Long term investments	1,120,673	1,039,309	1,060,324	1,102,408	951,916
Capital assets	5,059,987	5,069,180	5,091,674	5,296,224	5,420,690
Other assets	397,516	296,701	230,542	297,545	396,381
Total Assets	$7,500,681	$7,320,254	$7,499,545	$8,160,246	$8,079,995
Liabilities and Province’s Equity
Current	$1,067,787	$977,204	$964,310	$1,258,557	$1,485,880
Long term debt	3,072,081	2,901,077	2,930,992	3,304,950	3,071,073
Deferred revenue and other liabilities	469,928	502,758	518,680	574,404	621,028
Province of Saskatchewan's Equity	2,890,885	2,939,215	3,085,563	3,022,335	2,902,014
Total Liabilities and Province's Equity	$7,500,681	$7,320,254	$7,499,545	$8,160,246	$8,079,995

Crown Investments Corporation of Saskatchewan

Consolidated Statement of Financial Position

	At December 31
	1998	1999	2000	2001	2002
	(Thousands)
Revenue
Sales of products and services	$2,546,987	$2,733,787	$3,125,322	$3,324,329	$3,396,206
Investment	99,707	49,849	65,115	53,277	52,390
Other	37,672	34,425	39,236	37,819	41,281
Total Revenue	$2,684,366	$2,818,061	$3,229,673	$3,415,425	$3,489,877
Expenses
Operating costs other than
those listed below	$1,625,248	$1,901,171	$2,190,925	$2,386,676	$2,488,533
Interest	367,080	317,415	314,376	316,622	270,234
Amortization of capital assets	371,156	379,917	390,747	400,790	405,337
Saskatchewan taxes and resource payments	83,857	67,611	80,834	103,520	106,170
Total Expenses	$2,447,341	$2,666,114	$2,976,882	$3,207,608	$3,270,274
Earnings before the following	237,025	151,947	252,791	207,817	219,603
Future income tax expense	0	0	0	0	(6,474)
Non-recurring items	107,445	63,883	19,143	(75,664)	70,987
Net Earnings	$344,470	$215,830	$271,934	$132,153	$284,116

      (see accompanying notes)

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN

Notes to Financial Information

1.  The foregoing financial information has been derived from the audited consolidated financial statements of Crown Investments Corporation of Saskatchewan. The foregoing narrative description is unaudited.

2.  Certain of the 2001 comparative figures have been reclassified to conform with the current year’s presentation. Figures for 1998 through 2000 have not been similarly reclassified.

SOURCES OF INFORMATION

        Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as a public official document. The financial statements of the Government included herein under the headings “General Revenue Fund Supplementary Financial Information” and “Summary Financial Statements” have been taken from the Public Accounts of the Province (subject to certain adjustments for purposes of comparability). All financial information contained herein was obtained from the most recent annual Budget Estimates, Public Accounts, or Crown Investments Corporation of Saskatchewan Annual Report, or was prepared by representatives of the Department of Finance or of CIC in their official capacities. The information set forth under “Province of Saskatchewan”, and other than described in the first sentence of this paragraph, was prepared by representatives of the Department of Finance in their official capacities.